NEKTAR™



ADVANCING VALUE

2004 ANNUAL REPORT



Nektar creates high-value products through advanced drug delivery.

Nektar Therapeutics enables high-value, differentiated therapeutics with its industry-leading drug delivery technologies, expertise and manufacturing capabilities.

The world's top biotechnology and pharmaceutical companies are developing new and better therapeutics using Nektar's advanced technologies and know-how. Nektar's clinical pipeline of partnered programs has over 14 products and the company has an additional six partnered products on the market.

Nektar also develops its own products by applying its drug delivery technologies and its expertise to existing medicines to enhance performance, such as improving efficacy, safety and compliance.

Nektar's vision is to become the world's leading drug delivery products company.



TO OUR FELLOW STOCKHOLDERS

2004 was a year of major advancement towards our vision of becoming the world's leading drug delivery products company. In March of 2004, the filing of a Marketing Authorization Application (MAA) for Exubera® (inhaled insulin) by Pfizer and Sanofi-Aventis was accepted by the European Medicines Evaluation Agency (EMEA). Another major milestone was reached for Nektar when the New Drug Application (NDA) for Exubera was accepted for filing by the U.S. Food and Drug Administration (FDA) in March of 2005.

The potential of Exubera is now closer to being realized and, if approved, we anticipate that revenue from this flagship partnered product with Pfizer will play an important role in driving our future growth. Our other partnered products advanced as well, highlighted by the sixth product using Nektar technology, Eyetech's Macugen® (pegaptanib sodium injection), gaining FDA approval in late 2004 and launching in early 2005.

Nektar is a different company today than it was just a few years ago. Our technologies and pipeline have matured; Exubera, our lead pulmonary product, was filed for approval by our partner; and we are evolving from a solely partner-based business model to one that also includes our own proprietary products. Our collaborations with many of the world's largest pharmaceutical and biotechnology companies highlight our ability to enable successful drug products and to advance development of better therapies. With a strong and mature foundation of drug delivery technologies, we are now executing on a strategy to exploit our capabilities and achieve sustainable long-term growth beyond our current partnered programs. We will do this by investing in our own products that leverage Nektar's expertise in drug delivery to improve existing, proven drug molecules. We believe this will enable us to create high-value products that can significantly increase our revenue potential while effectively managing lower market and developmental risk.

THE POTENTIAL OF EXUBERA IS CLOSER TO BEING REALIZED

If approved, we believe that Exubera, our lead partnered pulmonary product, could emerge as one of the most important diabetes management products on the market. Revenue from Exubera will drive our near-term growth and bring us to profitability, if approved and commercialized broadly in the U.S. and Europe. In September of 2004, Pfizer presented encouraging data from its long-term pulmonary safety studies on Exubera at the Annual Meeting of the European Association for the Study of Diabetes (EASD). The data showed that Exubera was both effective and well-tolerated in controlling blood glucose levels over a two-year period in patients with type 2 diabetes. According to the World Health Organization, diabetes impacts almost 180 million people worldwide and that number is expected to grow to over 300 million in the next 20 years.

2004: A YEAR OF ADVANCEMENT FOR NEKTAR

In addition to Exubera, we have a pipeline of partnered programs today that, in aggregate, represent what we believe to be significant revenue potential for Nektar. In 2004, many of these products advanced in the clinic. UCB Pharma initiated Phase III trials on CDP 870 (PEGylated anti-TNF antibody fragment) for Crohn's disease and its goal is to file an NDA for this product with the FDA by the end of 2005. Our partner Roche initiated Phase III trials in 2004 for CERA (Continuous Erythropoiesis Receptor Activator) for chronic renal anemia. Chiron advanced its Tobramycin inhalation

JANUARY 2004

+ Roche collaboration announced for [illegible] to treat chronic renal anemia

JANUARY & MARCH 2004

+ Nektar converts $9.0 million of convertible subordinated notes due [illegible] into Common Stock in privately negotiated transactions and calls for redemption of $133 million of convertible subordinated notes due 2010 resulting in conversion into Common Stock

MARCH 2004

+ Marketing authorization application for Exubera® (inhaled insulin) by Pfizer and Sanofi-Aventis for adult type 1 and type 2 diabetes accepted by the European Medicines Evaluation Agency (EMEA)

MAY 2004

+ GlaxoSmithKline collaboration announced for potential cancer therapy

A YEAR OF ADVANCEMENT

powder product to treat lung infections in cystic fibrosis patients, with the completion of Phase I trials. This partnered product with Chiron and Nektar represents the first powder delivery of antibiotics directly into the lung for treatment of local lung infection and is the first program to use our pocket-sized inhaler designed for short-term use. Chiron has indicated their plan to initiate a Phase III trial in 2005.

Five new collaborations were signed in 2004 for our pulmonary and our PEGylation technologies, including agreements with Pfizer, GlaxoSmithKline and Bayer HealthCare.

We added to our management team over the past year as well to build further capabilities that will enable us to execute on our business objectives. Dr. David Johnston joined us as Senior Vice President, Research and Development bringing over 25 years of pharmaceutical development, drug delivery and management experience to Nektar. Nevan Elam also joined us as General Counsel and Secretary and brings to Nektar more than 15 years of legal and management experience. Also, in early 2005, we added Dr. Hoyoung Huh to our team as Senior Vice President, Business Development and Marketing. Hoyoung is a former physician scientist with extensive business development, commercial effectiveness and organizational-building experience in the biopharmaceutical industry.

In 2004, we also strengthened our balance sheet. As of December 31, 2004, Nektar had approximately $419 million in cash, cash equivalents and short-term investments. We reduced our convertible debt outstanding from $360 million at the end of 2003 to $174 million at the end of 2004.

BUILDING A HIGH-VALUE PRODUCT PIPELINE

The next stage of our evolution will focus on building a high-value product pipeline to grow the company beyond today's partnered pipeline. Primarily, this will involve investing in our proprietary products program, which includes identifying new products, advancing select ones through mid- to late-stage clinical development and determining the best time to seek a co-development or marketing partner for the product. This program gives us the ability to capitalize on product opportunities among approved drugs where our technology and know-how have the potential to transform the drug into a valuable, highly differentiated product that will meet unmet needs. Areas where we may seek to apply our expertise include non-invasive or less invasive delivery of peptides and proteins and delivery of molecules to the lung to improve efficacy and/or safety, or to enable fast onset. By focusing on improving existing therapeutics that should have a higher probability of success, we believe we can benefit from current market dynamics within the biopharmaceutical industry, where product pipeline growth is slowing, a significant number of drugs are coming off-patent, and the costs and risks of developing new molecular entities are high.

We may develop select products through mid- to late-stage clinical testing and then decide when, and if, we want to seek a partner or alternatively continue the development ourselves. For example, three of the four products we have in our proprietary pipeline today would require only a small, specialty sales force, so we will have the option in the future to evaluate whether it is beneficial for Nektar to market those products to capture 100% of the product's market opportunity.

JUNE 2004

+ New Drug Application (NDA) for Macugen® (pegaptanib sodium injection) filed with U.S. Food and Drug Administration (FDA) by Eyetech and Pfizer for "wet" age-related macular degeneration (AMD)

SEPTEMBER 2004

+ Two-year pulmonary data on Exubera presented

+ Marketing authorization application for Macugen by Eyetech and Pfizer for wet AMD accepted by the EMEA

OCTOBER 2004

+ Chiron and Nektar present Phase I clinical data for Tobramycin inhalation powder (TIP)

DECEMBER 2004

+ Sixth product using Nektar PEGylation technology, Macugen, approved for marketing in the U.S.

JANUARY 2005

+ Nektar and Bayer announce collaboration to develop inhaled Cipro for infections in cystic fibrosis patients

+ Macugen launched in the U.S.

+ Nektar and Zelos collaborate for inhaled parathyroid hormone therapy for osteoporosis patients

MARCH 2005

+ An NDA, submitted by Pfizer and Sanofi-Aventis for Exubera for adult type 1 and type 2 diabetes patients, was accepted for filing by the FDA

We are excited about our proprietary product pipeline. We currently have four products in preclinical or Phase I testing. One is an inhaled formulation of a small molecule that has entered Phase I clinical trials. The second is another inhalation product that has completed a proof-of-principle study in patients. Two other products are in preclinical testing. In 2005, we will invest to advance these products towards the next stages of clinical testing and to bring additional product candidates into the pipeline. As development of each proprietary product progresses, we will continue to evaluate and monitor the market dynamics to determine the best course of action to maximize our economic returns.

ADVANCING NEKTAR: LOOKING TO THE FUTURE

We are looking forward to the coming years as exciting ones for Nektar. By the end of 2005, we anticipate news on the regulatory status of Exubera in Europe and advancement of some of our other partnered programs. We are particularly positive about those products that are in late-stage development. Three products could continue Phase III or pivotal trials in 2005: Roche's CERA for cancer anemia, UCB Pharma's CDP 870 for rheumatoid arthritis and Confluent Surgical's SprayGel™ for prevention of post-surgical adhesions. We expect one additional product, Chiron's Tobramycin inhalation powder, to enter Phase III trials during 2005.

We plan to advance our proprietary products in the clinic over the next 12–24 months as well, with at least one product moving into later stage clinical trials and one product moving forward into the clinic for Phase I testing. In 2005, we will also continue to build our management team in the areas of clinical development, product management, commercialization and regulatory and medical affairs.

We are excited and optimistic about the future of Nektar. We have the fundamentals in place today to allow us to grow and we are building a company that we believe is positioned to sustain growth for the long term.

As always, we thank our employees, our partners and our stockholders for their continued commitment to Nektar and its future.

Sincerely,

Robert Chess

Robert B. Chess
Executive Chairman of the Board

Ajit Singh Gill

Ajit S. Gill
Director, Chief Executive Officer and President



ADVANCING THERAPIES

Exubera® (inhaled insulin) is a dry powder form of insulin inhaled into the lungs prior to eating for adult type 1 and type 2 diabetes patients. It has been studied in more than 3,500 patients, some for more than seven years.

EXUBERA—THE ADVANTAGES OF INHALED INSULIN

Applications to market Exubera in both Europe and the United States to adult patients with type 1 and type 2 diabetes have been filed by our partner Pfizer and their partner, Sanofi-Aventis. If Exubera is approved, it could offer diabetes patients, for the first time, the ability to treat aggressively their disease with insulin in a non-invasive manner. For type 2 patients, it could mean earlier adoption of insulin, better compliance and overall better disease management. For type 1 patients, it could reduce the number of injections and allow for improved meal-time blood glucose management.

If Exubera is approved, Pfizer and Sanofi-Aventis will co-promote (where permitted by local law) and co-manufacture Exubera. Nektar, as the developer of both the inhalation device and formulation, will also manufacture a portion of the dry powder insulin and provide the devices.

DISEASE MANAGEMENT CRITICAL TO DIABETES PATIENTS

Diabetes is characterized by high levels of blood glucose arising from defects in the production or action of insulin, a naturally occurring human hormone that regulates blood glucose. Insulin therapy is the key to disease management for diabetes patients as it enables them to manage their glucose levels and reduce complications. Many patients are hesitant to use insulin as often as they should or to begin using it at all because it is administered only through injections or other invasive means.

DIABETES: AN ACCELERATING EPIDEMIC

Diabetes impacts almost 180 million people worldwide according to the World Health Organization (WHO) and is expected to grow to 300 million over the next 20 years. Today, up to 13 million Americans are diagnosed with diabetes and about 16 million more have pre-diabetes or an increased risk of developing the disease. As many as 4 million more adults may be unaware that they have the disease at all.[1]

The American Diabetes Association (ADA) reports that new cases of diabetes average 1.3 million each year among adults over the age of 20. Approximately 90–95% of all diabetic patients are estimated to have "adult onset" diabetes, also known as type 2 diabetes.

THE HEALTHCARE SYSTEM BURDEN

In 2002, the ADA completed a study analyzing the costs of diabetes to the healthcare system and determined that the total direct and indirect costs of diabetes in the United States was estimated to be $132 billion. Hospital in-patient costs are the largest single contributor to direct healthcare costs of diabetes.


NEKTAR

DIABETES PREVALENCE ACROSS THE GLOBE millions of people


UNITED STATES
35
30
25
20
15
10
5
0
2000
2030
EUROPEAN REGIONS
(EU and Surrounding)
50
40
30
20
10
0
2000
2030
WORLDWIDE TOTAL
400
300
200
100
0
2000
2030

Source: WHO

"WHEN APPROVED BY REGULATORS, EXUBERA WILL BE THE MOST IMPORTANT ADVANCE IN INSULIN ADMINISTRATION SINCE INJECTIONS WERE INTRODUCED 80 YEARS AGO."*

—**DR. JOSEPH FECZKO,** *PRESIDENT, WORLDWIDE DEVELOPMENT AND EVP OF PFIZER GLOBAL RESEARCH AND DEVELOPMENT*

More than half of people with diabetes remain uncontrolled or poorly controlled and are at risk for common micro-vascular complications such as kidney failure, nerve damage and blindness. Research studies in the United States (Diabetes Control and Complications Trial) and Europe (United Kingdom Prospective Diabetes Study) have found that improved glycemic control significantly reduces the risks of many of these complications in people with type 1 or type 2 diabetes, respectively.

NEKTAR PIONEERED INHALED INSULIN

The genesis of inhaled insulin was in the early 1990s when Nektar began developing the pulmonary technologies used to develop Exubera. By 1995, when Nektar partnered with Pfizer, Nektar's early pulmonary delivery system had already completed a Phase I trial. Nektar's proprietary, patient-friendly inhalation system is designed to deliver reproducible and convenient doses of insulin to the deep lung for systemic delivery. Nektar's pulmonary technologies, in addition to the specially designed device, include advanced proprietary fine powder formulation, packaging, device manufacturing and processing.

*There can be no assurance that Exubera will in fact be approved by any regulatory authority.

Sources:

[1]American Diabetes Association and the National Diabetes Educational Program

CREATING A SUCCESSFUL THERAPEUTIC FOR HEPATITIS C PATIENTS

Nektar's partner Roche, a world leader in healthcare, is committed to advancing the treatment of chronic hepatitis C. Nektar provided its advanced PEG* to link to Roche's interferon alfa-2a to create PEGASYS® (peginterferon alfa-2a) for hepatitis C patients. It is estimated that 3.9 million people in the U.S. are infected with the hepatitis C virus, which attacks the liver and can lead to cirrhosis and liver failure if left untreated. The previous standard therapy for hepatitis C, alpha-interferon, needed to be injected three times a week because the drug has a short half-life and degrades rapidly in the body a few hours after injection.

Roche selected Nektar's unique, branched PEG for PEGASYS. The Nektar PEG helps to shield the interferon from being destroyed by the patient's immune system so it can last longer in the body. The result is a medication that now only needs to be administered once a week. In addition, in studies, PEGASYS in combination with ribavirin was shown to be more effective than interferon alfa-2a with ribavirin.

Nektar Advanced PEGylation Technology helped enable Roche to create PEGASYS. In 2004, PEGASYS captured over 60% of the U.S. market share of interferon prescriptions for hepatitis C. Global sales for PEGASYS and Roche's ribavirin, COPEGUS®, were over $1.2 billion.

Disease data source: Centers for Disease Control and Prevention

* PEG stands for polyethylene glycol, a non-toxic polymer.



NEKTAR IS UNIQUELY POSITIONED TO GROW WITH EXUBERA® AND OTHER PARTNERED PROGRAMS THAT HAVE SIGNIFICANT REVENUE POTENTIAL AND A PROPRIETARY PRODUCTS FOCUS THAT WILL DRIVE NEKTAR'S LONG-TERM GROWTH.

NEKTAR-ENABLED THERAPEUTICS

Nektar is focused on developing better therapies for both its partners and itself to grow the company. Nektar has built core expertise and proprietary technologies that improve drug performance by optimizing pharmacokinetics, increasing bioavailability, and decreasing immunogenicity and dosing frequency. The company has six approved partner products on the market and over fourteen more partnered products in its clinical pipeline. With drug delivery expertise and technologies that can make drugs safer, more effective, and easier to administer, Nektar can create better therapies for patients that have the potential of greater commercial success.

In addition to Exubera, Nektar is applying its expertise built in both the area of pulmonary drug delivery to target conditions of the lung for its partnered products and for its own products. Nektar's proprietary inhalers, used with Nektar's custom spray-dried formulation of active drug compounds, enable efficient and reproducible delivery of drugs deep within the lung and have a broad range of potential applications. For example, Chiron is using Nektar's pocket-sized inhaler and Nektar's formulation and packaging technologies for Tobramycin inhalation powder to treat lung infections in cystic fibrosis patients. This product is expected to enter pivotal trials in 2005.

In 2004, Macugen® (pegaptanib sodium), a new partner product and molecule that uses Nektar's Advanced PEGylation Technology, was approved for the treatment of "wet" age-related macular degeneration (AMD), a condition causing blindness that affects 1.6 million Americans.


ADVANCING NEKTAR

The company's proprietary products program matches proven medicines with Nektar's expertise in drug delivery to improve therapeutic performance and develop valuable, highly differentiated products.

LEVERAGING NEKTAR CAPABILITIES TO ADVANCE THE COMPANY

Nektar's proprietary programs leverage its drug delivery capabilities and its portfolio of leading technologies for clinical development of its own products. New product opportunities are identified from already-approved medicines that could benefit from better delivery and enhanced therapeutic performance.

The mission of Nektar's proprietary products program is to advance highly differentiated, lower risk products through various stages of clinical testing before evaluating whether to seek a partner, or alternatively consider marketing the product itself. The company is looking at specialty and other therapeutic areas where its drug delivery expertise and its technologies could transform existing therapies to create value for patients and for Nektar.

Over the past two years, four product candidates were brought into the proprietary pipeline for preclinical or Phase I studies. In 2005, Nektar is investing to advance these products and to bring additional product opportunities into the pipeline.

PRODUCTS ON THE MARKET OR IN CLINICAL DEVELOPMENT

Select Nektar Programs

Nektar has a strong and growing clinical product pipeline and ongoing collaborations with more than 20 biotechnology and pharmaceutical companies to provide its drug delivery technologies and capabilities. The company is also building its own proprietary product pipeline focused on improving the performance and delivery of existing drug compounds, which will grow the company beyond its current partnered programs.

MOLECULE	PRIMARY INDICATION	PARTNER
APPROVED AND ON THE MARKET		
Neulasta® (pegfilgrastim)	Neutropenia	Amgen
PEGASYS® (peginterferon alfa-2a)	Hepatitis C	Roche
Somavert® (pegvisomant)	Acromegaly	Pfizer
PEG-INTRON® (peginterferon alfa-2b)*	Hepatitis C	Schering-Plough
Definity® (PEG)	Cardiac imaging	Bristol-Myers Squibb
Macugen® (pegaptanib sodium injection)	Wet age-related macular degeneration (AMD)	Eyetech (Approved in U.S. only)
FILED FOR APPROVAL		
Exubera® (inhaled insulin)	Diabetes (Adult type 1 and type 2)	Pfizer (Filed in EU and U.S.)
Macugen® (pegaptanib sodium injection)	Wet age-related macular degeneration (AMD)	Eyetech (Filed in EU and Canada)
PHASE III OR PIVOTAL TRIALS		
SprayGel™ adhesion barrier system (PEG-hydrogel)	Prevention of post-surgical adhesions	Confluent Surgical Inc. (Pivotal trials in the U.S. & approved in Europe)
CDP 870 (PEG-anti-TNF alpha antibody fragment)	Rheumatoid arthritis, Crohn's disease	UCB Pharma
CERA (Continuous Erythropoiesis Receptor Activator)	Chronic renal anemia	Roche
SELECT PRODUCTS IN PHASE I/II**		
Macugen® (pegaptanib sodium injection)	Diabetic macular edema	Eyetech Pharmaceuticals Inc.
Tobramycin inhalation powder (TIP)	Cystic fibrosis lung infections	Chiron
CDP 791 (PEG-antibody fragment targeting *pro-inflammatory cytokine interleukin 1-beta)*	Cancer	UCB Pharma
CDP 484 (PEGylated antibody fragment targeting pro-inflammatory cytokine interleukin 1-beta)	Rheumatoid arthritis	UCB Pharma

NEKTAR PROPRIETARY PRODUCT PIPELINE

MOLECULE	STATUS
Inhaled small molecule	Phase I
Inhaled product	Proof-of-principle study in patients
Undisclosed molecule	Pre-clinical testing
Undisclosed molecule	Pre-clinical testing

*Nektar manufactures the PEG reagent for this product only.

**This is not a complete list of partnered products. A complete list of partnered products, including additional products in early phases of development, can be found on page 19.

DEFINITIONS:

Approved and on the market: the product has received regulatory approval in the U.S. and/or the EU or other markets. **Filed for approval:** the product has been filed for regulatory approval in the U.S. and/or the EU. **Phase III or Pivotal:** the product is in large-scale clinical trials conducted to obtain regulatory approval to market and sell a drug. Typically, these trials are initiated following encouraging Phase II trial results. **Phase I/II:** the product is in clinical trials in healthy subjects to test safety or in clinical trials to establish dosing and efficacy in patients, respectively.

FINANCIAL REVIEW

Selected Consolidated Financial Information 10

Management's Discussion and Analysis of Financial Condition and Results of Operations 11

Report of Independent Registered Public Accounting Firm 27

Management's Report on Internal Control Over Financial Reporting 29

Condensed Consolidated Balance Sheets 30

Condensed Consolidated Statements of Operations 31

Consolidated Statements of Stockholders' Equity 32

Consolidated Statements of Cash Flows 34

Notes to Consolidated Financial Statements 36

Corporate Information 64

The selected consolidated financial data set forth below should be read together with the consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the other information contained herein.

Years Ended December 31, (In thousands, except per share information)	**2004**	2003	2002	2001	2000
STATEMENT OF OPERATIONS DATA:					
Revenue:					
Contract research revenue	**$ 89,185**	$ 78,962	$ 76,380	$ 68,899	$ 51,629
Product sales	**25,085**	27,295	18,465	8,569	—
Total revenue	**114,270**	106,257	94,845	77,468	51,629
Total operating costs and expenses(1)	**188,212**	171,012	193,658	333,213	116,652
Loss from operations(1)(3)	**(73,942)**	(64,755)	(98,813)	(255,745)	(65,023)
Gain (Loss) on debt extinguishment	**(9,258)**	12,018	—	—	—
Debt conversion premium, net	**—**	—	—	—	(40,687)
Interest and other income (expense), net(1)	**(18,849)**	(12,984)	(8,655)	5,737	8,307
Benefit/(Provision) for income taxes	**163**	(169)	—	—	—
Net loss	**$(101,886)**	$ (65,890)	$(107,468)	$(250,008)	$ (97,403)
Basic and diluted net loss per share	**$ (1.30)**	$ (1.18)	$ (1.94)	$ (4.71)	$ (2.32)
Shares used in computation of basic and diluted net loss per share(2)	**78,461**	55,821	55,282	53,136	41,998

Years Ended December 31,	**2004**	2003	2002	2001	2000
BALANCE SHEET DATA:					
Cash, cash equivalents and short-term investments	**$ 418,740**	$ 285,967	$ 293,969	$ 344,356	$ 484,841
Working capital	**398,886**	259,641	247,324	301,642	462,840
Total assets	**744,921**	616,788	606,638	667,241	629,540
Long-term debt (excluding current portion)	**45,860**	43,642	35,021	37,130	20,118
Convertible subordinated notes and debentures	**173,949**	359,988	299,149	299,149	299,149
Accumulated deficit	**(717,121)**	(615,235)	(549,345)	(441,877)	(191,869)
Total stockholders' equity	**467,342**	164,191	206,770	270,313	277,833

Note: Amounts for the year ended December 31, 2000 do not include the operations of our Nektar UK subsidiary which was acquired in January 2001, and our Nektar AL subsidiary which was acquired in June 2001.

(1) Certain prior year amounts reported in our Annual Report on Form 10-K for the year ended December 31, 2003, as amended, have been restated to correct for certain misapplications of GAAP. Refer to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 1 of our consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

(2) Basic and diluted net loss per share is based upon the weighted-average number of common shares outstanding. The shares shown above retroactively reflect a two-for-one split, effective August 22, 2000.

(3) We changed our method of accounting for goodwill and other intangible assets on January 1, 2002 in connection with the adoption of SFAS No. 142, *Goodwill and Other Intangible Assets*.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section as well as in Part I of this report under the heading "Risk Factors."

OVERVIEW

Our business is to create high value products through the application of advanced drug delivery. We have three drug delivery technology platforms that are designed to improve the performance of molecules. These platforms are: Nektar Advanced PEGylation Technology, Nektar Pulmonary Technology, and Nektar Supercritical Fluid (SCF) Technology.

Our mission is to develop superior therapeutics to make a difference in patients' lives. We pursue our mission in two ways. First, we partner with pharmaceutical and biotechnology companies that seek to improve and differentiate their products. In addition, we are in the early stages of development of our own proprietary products. We are working to become one of the world's leading drug delivery products companies.

To date the revenues we have received from the sales of our products and in connection with our collaborative arrangements have been insufficient to meet our operating and other expenses. Except for sales from certain products using Nektar Advanced PEGylation Technology, we have not sold any commercial products and do not anticipate receiving significant revenue from product sales or royalties in the near future. The development of a successful product is dependent upon several factors that are outside of our control. These include, among other things, the need to obtain regulatory approval to market these products and our dependence upon our collaborative partners. As a result of these or other risks, potential products for which we have invested substantial amounts in research and development may never produce revenues or income.

We have generally been compensated for research and development expenses during initial feasibility work performed under collaborative arrangements for all three of our technologies: Nektar Advanced PEGylation Technology, Nektar Pulmonary Technology, and Nektar Supercritical Fluid Technology. Prior to commercialization of pulmonary delivery and Advanced PEGylation products, we receive revenues from our partners for partial or full funding of research and development activities and progress payments upon achievement of certain developmental milestones. In a typical Advanced PEGylation Technology collaboration, we manufacture and supply the polyethylene glycol ("PEG") reagents and receive manufacturing revenues and possible royalties from sales of the commercial product. In a typical Pulmonary Technology collaboration, our partner will provide the active pharmaceutical ingredient (the majority of which are already approved by the FDA in another delivery form), fund clinical and formulation development, obtain regulatory approvals, and market the resulting commercial product. We may manufacture and supply the drug delivery approach or drug formulation, and may receive revenues from drug manufacturing, as well as royalties from sales of most commercial products. In addition, for products using our Pulmonary Technology, we may receive revenues from the supply of our device for the product along with revenues for any applicable drug processing or filling. In addition to our partner-funded programs, we are applying our technologies independently through internal proprietary product development efforts. To achieve and sustain profitable operations, we, alone or with others, must successfully develop, obtain regulatory approval for, manufacture, introduce, market, and sell products using our drug delivery and other drug delivery systems. There can be no assurance that we can generate sufficient product or contract research revenue to become profitable or to sustain profitability.

To fund the substantial expense related to our research and development activities, we have raised significant amounts of capital through the sale of our equity and convertible debt securities. As of December 31, 2004, we had approximately $173.9 million in long-term convertible subordinated notes and debentures, $23.6 million in non-current capital lease obligations, and $22.3 million in other long-term debt. Our ability to meet the repayment obligations of this debt is dependent upon our ability to develop successful products without significant delay or expense. Even if we are successful in this regard, we will likely require additional capital to repay our debt obligations.

We do not expect that sales of our currently marketed products will be sufficient for us to achieve profitability. Our ability to achieve profitability is dependent on the approval of and successful marketing of products with significant markets, and for which we realize relatively higher royalties.

RECENT DEVELOPMENTS

In March 2005, we reported that Pfizer Inc and The Sanofi-Aventis Group announced that the United States Food and Drug Administration ("FDA") had accepted for filing a new drug application for Exubera® (inhaled insulin). Pfizer Inc and Sanofi-Aventis stated that they intended to seek approval to market Exubera® for adult patients with type 1 and type 2 diabetes and they also stated that Exubera® has been studied in more than 3,500 patients, and in some of these patients for more than seven years.

In December 2004, we reported that Eyetech Pharmaceuticals, Inc. and Pfizer Inc announced that FDA had approved Macugen® (pegaptanib sodium injection) for use in the treatment of neovascular (wet) age-related macular degeneration (AMD), an eye disease associated with aging that destroys central vision. This is the sixth product using our Advanced PEGylation Technology approved for use in the U.S.

In September 2004, Pfizer and Sanofi-Aventis presented new data from a trial whose primary objective was to assess long-term pulmonary safety that showed that Exubera® was effective and well tolerated in controlling blood glucose levels over a two-year period in patients with type 2 diabetes.

During 2004 and January 2005, we announced five new collaborative agreements with Pfizer, GlaxoSmithKline, Bayer, Zelos, and one undisclosed biotechnology company.

We currently have four development programs underway through our Proprietary Products Group, including one product that has entered a Phase I clinical trial, one that has entered proof-of-concept clinical testing, and two in pre-clinical testing.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") released a revision to Statement of Financial Accounting Standard ("SFAS") No. 123, *Accounting for Stock-Based Compensation* ("FAS 123R"). FAS 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The statement would eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and generally would require instead that such transactions be accounted for using a fair-value-based method. We will be required to adopt FAS 123R on July 1, 2005. When we adopt the new statement, we will have to recognize substantially more compensation expense. This will have a material adverse impact on our financial position and results of operations. We are currently in the process of evaluating the effect of adopting FAS 123R.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets,* an amendment of APB Opinion No. 29. Statement 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges beginning July 1, 2005. We do not believe adoption of SFAS No. 153 will have a material effect on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-1, *Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.* Also in December 2004, the FASB issued FASB Staff Position No. FAS 109-2, *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.* We do not expect the adoption of these new tax accounting standards to have a material impact on our consolidated financial position, results of operations, or cash flows.

In November 2004, the FASB released SFAS No. 151, *Inventory Costs—An Amendment to ARB No. 43.* This Statement amends the guidance in ARB No. 43, Chapter 4, *Inventory Pricing,* to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as defined by ARB No. 43, Chapter 4, *Inventory Pricing.* In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We will be required to adopt SFAS No. 151 on January 1, 2006. We are currently in the process of evaluating the effect of adopting SFAS No. 151.

In June 2004, the FASB Emerging Issues Task Force ("EITF") issued EITF 02-14, *Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.* EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting Common Stock of an investee but exercises significant influence through other means. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. We do not expect the adoption of EITF 02-14 to have a material impact on our consolidated financials position, results of operations, or cash flows.

In March 2004, the EITF reached a consensus on EITF 03-01, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* EITF 03-01 provides guidance regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* In September 2004, the EITF delayed the effective date for the measurement and recognition guidance; however, the disclosure requirements remain effective for annual periods ending after June 15, 2004 (see Note 2). We have complied with the disclosure requirements of EITF 03-01, and we will evaluate the impact of the measurement and recognition provisions of EITF 03-01 once final guidance is issued.

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. It requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management has discussed the development, selection, and disclosure of each of the following critical accounting estimates with the audit committee.

Stock-Based Compensation In December 2004, the Financial Accounting Standards Board released a revision to SFAS No. 123, *Accounting for Stock-Based Compensation* ("FAS 123R"). FAS 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The statement would eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and generally would require instead that such transactions be accounted for using a fair-value-based method. We will be required to adopt FAS 123R on July 1, 2005. When we adopt the new statement, we will have to recognize substantially more compensation expense. This would have a material adverse impact on our financial position and results of operations. We are currently in the process of evaluating the effect of adopting FAS 123R.

We currently apply the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for those plans. Under this opinion, no stock-based employee compensation expense is charged for options that were granted at an exercise price that was equal to the market value of the underlying Common Stock on the date of grant. Stock compensation costs are immediately recognized to the extent the exercise price is below the fair value on the date of grant and no future vesting criteria exist.

For stock awards issued below our market price on the date of grant, we record deferred compensation representing the difference between the price per share of stock award issued and the fair value of our Common Stock at the time of issuance or grant, and we amortize this amount over the related vesting periods on a straight-line basis.

Pro forma information regarding net income and earnings per share required by SFAS No. 123, as amended by SFAS No. 148, regarding the fair value for employee options and employee stock purchase plan shares was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions:

	2004	2003	2002
Risk-free interest rate	**3.3%**	2.8%	3.8%
Dividend yield	**0.0%**	0.0%	0.0%
Volatility factor	**0.707**	0.744	0.743
Weighted-average expected life	**5 years**	5 years	5 years

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. We have presented the pro forma net loss and pro forma basic and diluted net loss per common share using the assumptions noted above.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per share information):

Years Ended December 31,	**2004**	2003	2002
Net loss, as reported	**$(101,886)**	$(65,890)	$(107,468)
Add: stock-based employee compensation included in reported net loss	**1,423**	878	644
Deduct: total stock-based employee compensation expense determined under fair value methods for all awards	**(31,185)**	(34,300)	(35,605)
Pro forma net loss	**$(131,648)**	$(99,312)	$(142,429)
Net loss per share			
Basic and diluted, as reported	**$ (1.30)**	$ (1.18)	$ (1.94)
Basic and diluted, pro forma	**$ (1.68)**	$ (1.78)	$ (2.58)

Cash, Cash Equivalents and Investments We consider all highly liquid investments with a maturity at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include demand deposits held in banks, interest-bearing money market funds, commercial paper, federal and municipal government securities, and repurchase agreements. Short-term investments consist of federal and municipal government securities, corporate bonds, and commercial paper with A1, F1, or P1 short-term ratings and A or better long-term ratings with remaining maturities at date of purchase of greater than 90 days and less than two years.

At December 31, 2004, all short-term investments are designated as available-for-sale and are carried at fair value, with unrealized gains and losses reported in stockholders' equity as accumulated other comprehensive income (loss). Short-term investments are adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities, if any, are included in other income (expense). The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Impairment of Goodwill, Intangible Assets, and Other Long-Lived Assets Goodwill is tested for impairment at least annually, or on an interim basis if an event occurs or circumstances change that would more-likely-than-not reduce the fair value below our carrying value. We performed our annual impairment test and determined that on a consolidated basis, the undiscounted cash flow from our long-range forecast exceeds the carrying amount of our goodwill. The carrying value of goodwill is $130.1 million as of December 31, 2004 and 2003.

Goodwill will be tested for impairment using a two-step approach. The first step is to compare our fair value to our net asset value, including goodwill. If the fair value is greater than our net asset value, goodwill is not considered impaired and the second step is not required. If the fair value is less than our net asset value, the second step of the impairment test measures the amount of the impairment loss, if any. The second step of the impairment test is to compare the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value is allocated to all of the assets and liabilities (including any unrecognized intangible assets) as if they had been acquired in a business combination and the fair value was the purchase price. The excess "purchase price" over the amounts assigned to assets and liabilities would be the implied fair value of goodwill.

The impairment tests for goodwill are performed at the corporate entity level, which we have identified to be our only reporting unit. In the future, we may determine that impairment tests should be performed at a level below the reporting unit level, depending on whether certain criteria are met.

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* we perform a test for recoverability of our intangible and other long-lived assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss would be recognized only if the carrying amount of an intangible or long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset. To date, there have been no events or changes in circumstances that would indicate that the carrying value of such assets may not be recoverable, and therefore we have determined that there has been no impairment on our intangible and other long-lived assets, including capitalized assets related to Exubera®.

In assessing the recoverability of our intangibles and long-lived assets, we have concluded that there is no impairment in the carrying value of these assets as of December 31, 2004. If this assessment changes in the future, we may be required to record impairment charges for these assets. The carrying value of our purchased intangibles as of December 31, 2004 and 2003 is $6.5 million and $11.0 million, respectively. These assets are scheduled to be fully amortized by December 2006. The carrying value of our other long-lived assets as of December 31, 2004 and 2003 is $153.8 million and $156.7 million, respectively.

Judgments Impacting Fixed Asset Capitalization for Exubera® In accordance with SFAS No. 2, *Accounting for Research and Development Costs,* we have expensed certain amounts paid for plant design, engineering, and validation costs for the automated assembly line equipment that will be used in connection with the manufacture of the inhaler device for Exubera® because such costs have no alternative future use. The total amount expensed was $1.7 million, $6.6 million, and $7.3 million, for the years ended December 31, 2004, 2003, and 2002, respectively. As of December 31, 2004, the capitalized net book value of the automated assembly line equipment located at our contract manufacturers' sites totals $25.2 million. These assets are intended to be used in connection with the manufacture of the inhaler device for Exubera®. The total amount capitalized amounted to $0.2 million, $1.4 million, and $4.6 million for the years ended December 31, 2004, 2003, and 2002, respectively. These amounts have been capitalized based upon our determination that the related assets have alternative future use and therefore have separate economic or realizable value.

Inventory Reserves We perform quality control reviews of our raw materials and finished goods. We record inventory reserves based upon specific identification of potentially defective raw material and finished goods batches. In addition, we record an inspection reserve based on a historical estimate of finished goods that ultimately fail quality control. We generally do not maintain inventory reserves based on obsolescence or risk of competition because the shelf life of our products is long. However, if our current assumptions about demand or obsolescence were to change, additional inventory reserves may be needed, which could negatively impact our product gross margins. Our inventory reserves were $3.2 million and $1.6 million as of December 31, 2004 and 2003, respectively. This represented 23% and 16% of gross inventory as of December 31, 2004 and 2003, respectively.

Revenue Recognition We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, *Revenue Recognition in Financial Statements,* ("SAB 104"). Effective July 1, 2003, we adopted the provisions of Emerging Issues Task Force, Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, on a prospective basis.

Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectability is reasonably assured. Allowances are established for uncollectible amounts.

We enter into collaborative research and development arrangements with pharmaceutical and biotechnology partners that may involve multiple deliverables. For multiple-deliverable arrangements entered into after July 1, 2003, judgment is required in the areas of separability of units of accounting and the fair value of individual elements. The principles and guidance outlined in EITF 00-21 provide a framework to (a) determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and (b) determine how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Our arrangements may contain the following elements: collaborative research, milestones, manufacturing and supply, royalties, and license fees. For each separate unit of accounting we have objective and reliable evidence of fair value using available internal evidence for the undelivered item(s) and our arrangements generally do not contain a general right of return relative to the delivered item. In accordance with the guidance in EITF 00-21, we use the residual method to allocate the arrangement consideration when it does not have fair value of a delivered item(s). Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items.

Contract revenue from collaborative research and feasibility agreements is recorded when earned based on the performance requirements of the contract. Advance payments for research and development revenue received in excess of amounts earned are classified as deferred revenue until earned. Revenue from collaborative research and feasibility arrangements are recognized as the related costs are incurred. Amounts received under these arrangements are generally non-refundable if the research effort is unsuccessful.

Payments received for milestones achieved are deferred and recorded as revenue ratably over the next period of continued development. Management makes its best estimate of the period of time until the next milestone is reached. This estimate affects the recognition of revenue for completion of the previous milestone. The original estimate is periodically evaluated to determine if circumstances have caused the estimate to change and if so, amortization of revenue is adjusted prospectively.

Product sales are derived primarily from cost-plus manufacturing and supply contracts for our PEG Reagents with individual customers in our industry. Sales terms for specific PEG Reagents are negotiated in advance. Revenues related to our product sales are recorded in accordance with the terms of the contracts. No provisions for potential product returns have been made to date because we have not experienced any significant returns from our customers.

RESTATEMENT

Certain prior year amounts reported in our Annual Report on Form 10-K for the year ended December 31, 2003, as amended, have been restated to correct for misapplications of generally accepted accounting principles in the U.S. ("GAAP"). Also, certain amounts reported in our Quarterly Reports on Form 10-Q during the years 2004 and 2003 have been restated to correct for these misapplications of our accounting policies related to GAAP (refer to footnote 15 in Item 8 of this Annual Report on Form 10-K). These reclassifications did not result in any change to our cash position, revenue, or net loss for the years ended December 31, 2003 and December 31, 2002 or for any quarterly period during the years ended December 31, 2004 or 2003.

The specific misapplications of GAAP that lead to this conclusion are as follows:

- We have reclassified approximately $9.4 million and $9.8 million for the years ended December 31, 2003 and 2002, respectively, from research and development expenses to general and administrative expenses. This reclassification included legal expenses related to our intellectual property portfolio and a portion of finance, information systems, and human resource expenses that were not clearly related to research and development and are required to be classified outside research and development expenses under Statement of a Financial Accounting Standards No. 2, *Accounting for Research and Development Costs.*

- We reclassified approximately $1.4 million and $1.3 million for the years ended December 31, 2003 and 2002, respectively, from general and administrative expenses to interest expense. This reclassification was made to record the amortization of debt issuance costs to interest expense as required under Accounting Principles Board No. 21, *Interest on Receivables and Payables,* and EITF 86-15, *Increasing-Rate Debt.*

MATERIAL WEAKNESS AND REMEDIATION

In connection with management's assessment of its internal control over financial reporting as of December 31, 2004, we have concluded that we have a material weakness in our financial statement close process, including insufficient review of the following:

- the application of our accounting policies, and
- disclosures in the notes to our financial statements.

This material weakness in our financial statement close process arises from staff with inadequate proficiency to apply our accounting policies in accordance with U.S. generally accepted accounting principles.

This material weakness impacts our ability to report financial information in conformity with GAAP, which could affect all significant financial statement accounts and has resulted in (i) a restatement of the 2002 and 2003 consolidated financial statements to reflect reclassifications of certain amounts between research and development expense, general and administrative expense, and interest expense; (ii) a restatement of all four quarters of 2003 and the first three quarters of 2004 to reflect reclassifications of certain amounts between research and development expense, general and administrative expense, and interest expense; and (iii) the prior restatement of the 2003 consolidated financial statements to reduce the gain on debt extinguishment.

In 2004, we began implementation of new processes and controls and hired additional personnel with technical accounting expertise to improve our financial statement close process. We intend to continue to improve our financial statement close process in 2005 including the remediation of the material weakness discussed above by identifying, recruiting, and training personnel with the appropriate accounting skills. In addition, we plan to further enhance our technical accounting review process for non-routine and complex transactions by:

- identifying and defining non-routine and complex transactions on a regular basis, and
- researching, identifying, analyzing, documenting, and reviewing applicable accounting principles.

Our efforts to comply with Section 404 of SOX and the related regulations regarding our required assessment of our internal controls over financial reporting and the audit of that assessment by our registered public accounting firm has required, and continues to require, the commitment of significant financial and managerial resources. Our internal control systems are designed to provide reasonable assurance to management and our Board of Directors that our internal control over financial reporting is adequate, but there can be no guarantee that such controls will be effective. The continuing uncertainty that we will meet or continue to meet the requirements of these laws, regulations, and standards, may negatively impact our business operations and financial position.

RESULTS OF OPERATIONS

Years Ended December 31, 2004, 2003 and 2002

Revenue (in thousands, except percentages)

	2004	2003	2002	Increase/ (Decrease) 2004 vs 2003	Increase/ (Decrease) 2003 vs 2002	Percentage Increase/ (Decrease) 2004 vs 2003	Percentage Increase/ (Decrease) 2003 vs 2002
Contract Revenue	**$ 89,185**	$ 78,962	$76,380	$10,223	$ 2,582	13%	3%
Product Revenue	**$ 25,085**	$ 27,295	$18,465	$ (2,210)	$ 8,830	(8)%	48%
Total Revenue	**$114,270**	$106,257	$94,845	$ 8,013	$11,412	8%	12%

Total revenue was $114.3 million for the year ended December 31, 2004 compared to $106.3 million and $94.8 million for the years ended December 31, 2003 and 2002, respectively. Total revenue increased 8% in 2004 compared to 2003 and increased 12% in 2003 compared to 2002.

Contract research revenue included reimbursed research and development expenses as well as the amortization of deferred up-front signing and milestone payments received from our collaborative partners. Contract revenues are expected to fluctuate from year to year, and future contract revenue cannot be predicted accurately. The level of contract revenues depends in part upon the continuation of existing collaborations, signing of new collaborations, and achievement of milestones under current and future agreements.

Contract research revenue was $89.2 million for the year ended December 31, 2004 compared to $79.0 million and $76.4 million for the years ended December 31, 2003 and 2002, respectively. The increase in contract research revenue for the year ended December 31, 2004, as compared to the year ended December 31, 2003 was due primarily to an $8.9 million increase in contract research revenue from Pfizer related to the Exubera® collaboration and a $2.0 million payment received from Aventis-Behring related to the termination of their collaboration with us.

Product revenue was $25.1 million for the year ended December 31, 2004 compared to $27.3 million and $18.5 million for the years ended December 31, 2003 and 2002, respectively. Product sales accounted for 22% of revenues for the year ended December 31, 2004, as compared to 26% and 19% of revenues for the years ended December 31, 2003 and 2002, respectively. The decrease in product revenue for the year ended December 31, 2004 as compared to the year ended December 31, 2003 was due primarily to lower demand. This resulted in lower sales of the following commercially approved products: Neulasta®, Somavert®, and PEGASYS®. These reductions in sales volume were partially offset by an increase in revenue related to CDP 870 for Phase III clinical supplies.

The increase in contract research revenue for the year ended December 31, 2003, as compared to the year ended December 31, 2002 was due primarily to increased activities under our existing collaboration agreements with Chiron Corporation and Solvay Pharmaceuticals, Inc.

The increase in product revenue for the year ended December 31, 2003 as compared to the year ended December 31, 2002 was primarily due to higher sales of Neulasta®, Somavert®, and PEGASYS®.

Future product sales are dependent upon regulatory approval of new products for sale and adoption of current products in the market.

Pfizer represented 61% of our revenue for the year ended December 31, 2004, 61% for the year ended December 31, 2003, and 59% for the year ended December 31, 2002. No other single customer represented 10% or more of our total revenues for any of the three years ended December 31, 2004, 2003, or 2002.

Cost of Goods Sold (in thousands, except percentages)

2004	2003	2002	Increase (Decrease) 2004 vs 2003	Increase/ (Decrease) 2003 vs 2002
$19,798	$14,678	$7,020	$5,120	$7,658

Cost of goods sold for the year ended December 31, 2004 was $19.8 million resulting in a gross margin from product sales of 21%. Cost of goods sold for the year ended December 31, 2003 was $14.7 million resulting in a gross margin of 46%. Cost of goods sold for the year ended December 31, 2002 was $7.0 million resulting in a gross margin from product sales of 62%.

The decrease in product gross margin for the year ended December 31, 2004 compared to December 31, 2003 was primarily due to the following:

- Production problems encountered during the second and third quarter of 2004 resulted in a temporary shut down of part of our manufacturing operations. This resulted in lower overhead absorption. The excess overhead not absorbed was expensed to cost of goods sold. As of December 31, 2004, we are confident that the manufacturing problems are being satisfactorily addressed.
- As of January 1, 2004, we refined our methodology to allocate additional operating expenses which resulted in more overhead being allocated to production.
- Inventory reserves increased $1.6 million during the year ended December 31, 2004 from $1.6 million at December 31, 2003 to $3.2 million at December 31, 2004. The reserve represented 23% and 16% of gross inventory as of December 31, 2004 and 2003, respectively. This increase in the percentage of inventory reserved was due to a larger general reserve for defective batches.

The decrease in product gross margin for the year ended December 31, 2003 compared to December 31, 2002 was primarily due to changes in product mix and an increase to inventory reserves of from $0.4 million to $1.6 million. The increase was due to the establishment of a reserve for specifically identified failed batches.

Research and Development (in thousands, except percentages)

2004	2003	2002	Increase/ (Decrease) 2004 vs 2003	Increase (Decrease) 2003 vs 2002	Percentage Increase/ (Decrease) 2004 vs 2003	Percentage Increase/ (Decrease) 2003 vs 2002
	(restated)	*(restated)*				
$133,523	$122,149	$147,627	$11,374	$(25,478)	9%	(17)%

We expense all research and development costs as they are incurred. Research and development expenses were $133.5 million for the year ended December 31, 2004, as compared to $122.1 million and $147.6 million for the years ended December 31, 2003 and 2002, respectively. The 9% increase in research and development expense for the year ended December 31, 2004 as compared to the year ended December 31, 2003 was primarily attributable to increased spending relating to commercial readiness of Exubera® as well as increased internally funded development spending.

We expect research and development spending to increase over the next few years as we continue to fund development of our technologies, and because of increased spending associated with the development of internally funded proprietary products. While we believe our proprietary products strategy may result in improved economics for any products ultimately developed and approved, it will require us to invest significant funds in developing these products without reimbursement from a collaborative partner.

The 17% decrease in research and development expense for the year ended December 31, 2003 as compared to the year ended December 31, 2002 was primarily attributable to a deferral of certain research and development efforts into fiscal year 2004, as well as a workforce reduction completed in December 2002.

We have reclassified approximately $9.4 million and $9.8 million for the years ended December 31, 2003 and 2002, respectively, from research and development expenses to general and administrative expenses. This reclassification included legal expenses related to our intellectual property portfolio and a portion of finance, information systems, and human resource expenses that were not clearly related to research and development and are required to be classified outside of research and development expenses under Statement of Financial Accounting Standards No. 2, *Accounting for Research and Development Costs*. The reclassification did not result in any change to our cash position, total operating expenses, or results of operations for the years ended December 31, 2003 or 2002.

The following table summarizes our partner development programs for products approved for use and those in clinical trials. The table includes the primary indication for the particular drug or product, the identity of a respective corporate partner if it has been disclosed, and the present stage of clinical development or approval in the United States, unless otherwise noted.

Molecule	Primary Indication	Partner	Status(1)
Neulasta® (pegfilgrastim)	Neutropenia	Amgen Inc.	Approved
PEGASYS® (peginterferon alfa-2a)	Hepatitis C	Hoffmann La-Roche Ltd.	Approved
Somavert® (pegvisomant)	Acromegaly	Pfizer Inc	Approved
PEG-INTRON® (peginterferon alfa-2b)	Hepatitis C	Schering-Plough Corporation	Approved
Definity® (PEG)	Cardiac imaging	Bristol-Myers Squibb Company	Approved
Macugen® (pegaptanib sodium injection)	Age-related macular degeneration	Eyetech Pharmaceuticals, Inc.	Approved in the U.S. & Filed in the EU & Canada
Macugen® (pegaptanib sodium injection)	Diabetic macular edema	Eyetech Pharmaceuticals, Inc.	Phase II
Exubera® (inhaled insulin)	Diabetes	Pfizer Inc	Filed in the U.S. & Europe
SprayGel™ adhesion barrier system (PEG-hydrogel)	Prevention of post-surgical adhesions	Confluent Surgical, Inc.	Pivotal trials in U.S. Approved in Europe
CDP 870 (PEG-anti-TNF alpha antibody fragment)	Rheumatoid arthritis Crohn's disease	UCB Pharma	Phase III Phase III
CERA (Continuous Erythropoiesis Receptor Activator)	Renal anemia	Hoffmann La-Roche Ltd.	Phase III
Undisclosed (PEG)	Undisclosed	Undisclosed	Phase II
CDP 791 (PEG-antibody fragment angiogenesis inhibitor)	Cancer	UCB Pharma	Phase I/II
CDP 484 (PEGylated antibody fragment targeting pro-inflammatory cytokine interleukin 1-beta)	Rheumatoid Arthritis	UCB Pharma	Phase I/II
Tobramycin inhaled powder (TIP)	Lung infection	Chiron Corporation	Phase I
Inhaled leuprolide	Endometriosis	Enzon, Inc.	Phase I
MARINOL® (inhaled dronabinol)	Multiple indications	Solvay Pharmaceuticals, Inc.	Phase I
PEGylated interferon beta	Undisclosed	Serono, Inc.	Phase I
PEG-Alfacon (PEGylated interferon alfacon-1)	Hepatitis C	InterMune, Inc.	Phase I
PEGylated-AXOKINE	Obesity	Regeneron Pharmaceuticals	Phase I
Undisclosed (PEG)	Undisclosed	Pfizer Inc	Phase I

(1) Status definitions are as follows:
Approved—regulatory approval to market and sell product obtained in the U.S. or EU.
Phase III or Pivotal—Product in large-scale clinical trials conducted to obtain regulatory approval to market and sell a drug. Typically, these trials are initiated following encouraging Phase II trial results.
Phase II—Product in clinical trials to establish dosing and efficacy in patients.
Phase I—Product in clinical trials typically in healthy subjects to test safety.

Our product pipeline includes both partnered and proprietary products. We have ongoing collaborations with more than 20 biotechnology and pharmaceutical companies to provide our drug delivery technologies. Our partner product pipeline includes: six products (Neulasta®, PEGASYS®, Somavert®, PEG-INTRON®, Definity®, and Macugen®) approved by the U.S. Food and Drug Administration ("FDA"); one additional product (SprayGel™) approved in Europe that is in late stage testing in the U.S., two products (Exubera® and Macugen®) for which a marketing authorization application has been filed with the European Medicines Evaluation Agency ("EMEA"); two additional products (CDP 870 and CERA) in Phase III or pivotal trials; and ten products in Phase I and Phase II trials. In addition to our partnered product programs, we have four proprietary products in the early stages of development. One of these products involves an inhaled small molecule that has entered Phase I and another product is in proof-of-concept human studies. The remaining two products are in preclinical testing.

The length of time that a project is in a given phase varies substantially according to factors relating to the trial, such as the type and intended use of the end product, the trial design, and the ability to enroll suitable patients. Generally, for partnered projects, advancement from one phase to the next and the related costs to do so is dependent upon factors that are primarily controlled by our partners.

Our research and development activities can be divided into research and preclinical programs, clinical development programs and commercial readiness. We estimate the costs associated with research and preclinical programs, clinical development programs, and commercial readiness over the past three years to be the following (in millions):

Years Ended December 31,	**2004**	2003	2002
Research and preclinical programs	**$ 37.4**	$ 29.0	$ 37.6
Clinical development programs	**59.4**	58.0	82.4
Commercial readiness	**36.7**	35.1	27.6
Total	**$133.5**	$122.1	$147.6

Our portfolio of projects can be broken down into two categories: 1) partnered projects and 2) proprietary products and technology development. We estimate the costs associated with partnered projects and proprietary products and technology development to be the following (in millions):

Years Ended December 31,	**2004**	2003
Partnered projects	**$ 93.2**	$ 92.7
Proprietary products and technology development	**40.3**	29.4
Total	**$133.5**	$122.1

The above information is not available for the year ended December 31, 2002.

Our total research and development expenditures can be disaggregated into the following significant types of expenses (in millions):

Years Ended December 31,	**2004**	2003	2002
Salaries and employee benefits	**$ 59.0**	$ 57.2	$ 67.3
Outside services	**28.7**	21.0	21.2
Supplies	**18.9**	16.7	22.0
Facility and equipment	**19.7**	16.7	18.4
Travel and entertainment	**1.9**	1.5	2.1
Purchased technology	**—**	—	5.3
Allocated overhead	**4.9**	7.1	8.3
Other	**0.4**	1.9	3.0
Total	**$133.5**	$122.1	$147.6

General and Administrative (in thousands except percentages)

2004	2003	2002	Increase/ (Decrease) 2004 vs 2003	Increase/ (Decrease) 2003 vs 2002	Percentage Increase/ (Decrease) 2004 vs 2003	Percentage Increase/ (Decrease) 2003 vs 2002
	(restated)	*(restated)*				
$30,967	$29,966	$34,504	$1,001	$(4,538)	3%	(13)%

General and administrative expenses were $31.0 million for the year ended December 31, 2004 as compared to $30.0 million and $34.5 million for the years ended December 31, 2003 and 2002, respectively.

General and administrative spending during the year ended December 31, 2004 was comparable to spending during the year ended December 31, 2003.

We expect general and administrative spending to increase over the next few years to support increased activities in most areas of our operations.

The 13% decrease in general and administrative expenses for the year ended December 31, 2003 as compared to December 31, 2002 was primarily due to the lack of marketing expenditures which we had incurred throughout 2002 related to our name change in January 2003, as well as a workforce reduction completed in December 2002.

We have reclassified approximately $9.4 million and $9.8 million for the years ended December 31, 2003 and 2002, respectively, from research and development expenses to general and administrative expenses. This reclassification included legal expenses related to our intellectual property portfolio and a portion of finance, information systems, and human resource expenses that were not clearly related to research and development and are required to be classified outside of research and development expenses under Statement of Financial Accounting Standards No. 2, *Accounting for Research and Development Costs*. The reclassification did not result in any change to our cash position, total operating expenses, or results of operations for the years ended December 31, 2003 or 2002.

In addition, we reclassified approximately $1.4 million and $1.3 million for the years ended December 31, 2003 and 2002, respectively, from general and administrative expenses to interest expense. This reclassification was made to record the amortization of debt issuance costs to interest expense as required under Accounting Principles Board No. 21, *Interest on Receivables and Payables* and EITF 86-15, *Increasing-Rate Debt*.

Amortization of Other Intangible Assets (in thousands, except percentages)

2004	2003	2002	Increase/ (Decrease) 2004 vs 2003	Increase/ (Decrease) 2003 vs 2002	Percentage Increase/ (Decrease) 2004 vs 2003	Percentage Increase/ (Decrease) 2003 vs 2002
$3,924	$4,219	$4,507	$(295)	$(288)	(7)%	(6)%

Acquired technology and other intangible assets include proprietary technology, intellectual property, and supplier and customer relationships acquired from third parties or in business combinations. We periodically evaluate whether changes have occurred that would require revision of the remaining estimated useful lives of these assets or otherwise render the assets unrecoverable. If such an event occurred, we would determine whether the other intangibles are impaired. To date, no such impairment losses have been recorded.

The components of our other intangible assets as of December 31, 2004, are as follows (in thousands except useful life):

	Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net
Core technology	5	$ 8,100	$ 5,670	$2,430
Developed product technology	5	2,900	2,030	870
Intellectual property	5-7	7,301	5,500	1,801
Supplier and customer relations	5	5,140	3,785	1,355
Total		$23,441	$16,985	$6,456

Amortization expense related to other intangible assets totaled $4.5 million for each of the years ended December 31, 2004, 2003, and 2002 ($0.6 million and $0.3 million was recorded to cost of sales for the years ended December 31, 2004 and 2003, respectively). The following table shows expected future amortization expense for other intangible assets until they are fully amortized (in thousands):

Years Ending December 31,	
2005	$4,507
2006	1,949
Thereafter	—
Total	$6,456

Gain (Loss) on debt extinguishment (in thousands, except percentages)

2004	2003	2002	Increase/ (Decrease) 2004 vs 2003	Increase/ (Decrease) 2003 vs 2002	Percentage Increase/ (Decrease) 2004 vs 2003	Percentage Increase/ (Decrease) 2003 vs 2002
$(9,258)	$12,018	$—	$(21,276)	$12,018	(177)%	—

During the year ended December 31, 2004, we recognized a loss on debt extinguishment in connection with two privately negotiated transactions to convert our outstanding convertible subordinated notes into shares of our Common Stock. In January 2004, certain holders of our outstanding 3.5% convertible subordinated notes due October 2007 completed an exchange and cancellation of $9.0 million in aggregate principal amount of the notes for the issuance of 0.6 million shares of our Common Stock in a privately negotiated transaction. In February 2004, certain holders of our outstanding 3% convertible subordinated notes due June 2010 converted approximately $36.0 million in aggregate principal amount of such notes for approximately 3.2 million shares of our Common Stock and a cash payment of approximately $3.1 million in the aggregate in privately negotiated transactions. As a result of these transactions, we recognized losses on debt extinguishment of approximately $7.8 million and $1.5 million, respectively, in accordance with SFAS No. 84, *Induced Conversions of Convertible Debt.*

For the year ended December 31, 2003, gain on debt extinguishment totaled $12.0 million. Gain on debt extinguishment included a $4.3 million gain from the repurchase of $20.5 million of 3.5% convertible subordinated notes due October 2007 for $16.2 million during the second quarter of 2003. Gain on debt extinguishment also included a $7.7 million gain from the exchange of $87.9 million of 3.5% convertible subordinated notes due October 2007 for the issuance of $59.3 million of newly issued 3% convertible subordinated notes due June 2010.

Other Income (Expense) (in thousands, except percentages)

2004	2003	2002	Increase/ (Decrease) 2004 vs 2003	Increase/ (Decrease) 2003 vs 2002	Percentage Increase/ (Decrease) 2004 vs 2003	Percentage Increase/ (Decrease) 2003 vs 2002
$296	$983	$(996)	$(687)	$1,979	(70)%	199%

Other income/expense, net, was $0.3 million income for the year ended December 31, 2004, as compared to $1.0 million income and $1.0 million expense for the years ended December 31, 2003 and 2002, respectively. Our equity investment in Alliance was determined to be fully impaired and a loss of $0.8 million was recorded in the year ended December 31, 2002.

Interest Income (in thousands, except percentages)

2004	2003	2002	Increase/ (Decrease) 2004 vs 2003	Increase/ (Decrease) 2003 vs 2002	Percentage Increase/ (Decrease) 2004 vs 2003	Percentage Increase/ (Decrease) 2003 vs 2002
$6,602	$5,360	$10,222	$1,242	$(4,862)	23%	(48)%

Interest income was $6.6 million for the year ended December 31, 2004 as compared to $5.4 million and $10.2 million for the years ended December 31, 2003 and 2002. The $1.2 million increase in interest income for the year ended December 31, 2004 as compared to December 31, 2003 was primarily due to higher average cash, cash equivalents, and short-term investment balances in 2004 compared to 2003.

The $4.9 million decrease in interest income for the year ended December 31, 2003 as compared to December 31, 2002 was primarily due to lower prevailing interest rates during 2003 compared to 2002, as well as lower average cash and short-term investment balances during 2003 compared to 2002.

Interest Expense (in thousands, except percentages)

2004	2003	2002	Increase/ (Decrease) 2004 vs 2003	Increase/ (Decrease) 2003 vs 2002	Percentage Increase/ (Decrease) 2004 vs 2003	Percentage Increase/ (Decrease) 2003 vs 2002
	(restated)	*(restated)*				
$25,747	$19,327	$17,881	$6,420	$1,446	33%	8%

Interest expense was $25.7 million for the year ended December 31, 2004 as compared to $19.3 million and $17.9 million for the years ended December 31, 2003 and 2002. The $6.4 million increase in interest expense for the year ended December 31, 2004 as compared to December 31, 2003 primarily relates to approximately $12.7 million in "make-whole" payments made to certain holders of our outstanding 3.0% convertible subordinated notes due June 2010 in connection with the conversion of $169.3 million in aggregate principal amount of the notes held by such holders for the issuance of approximately 14.9 million shares of our Common Stock following our call for the redemption of such notes during the three-month period ended March 31, 2004. This was partially offset by a decrease in interest expense due to the lower average balance of convertible subordinated notes outstanding during the year ended December 31, 2004 as compared to the year ended December 31, 2003.

The $1.4 million increase in interest expense for the year ended December 31, 2003 as compared to December 31, 2002 primarily relates to the increase in principal amount of outstanding convertible subordinated notes resulting from our issuance in June and July 2003 of $110.0 million due June 2010. This expense was offset by the decrease in the interest payable on notes exchanged in certain privately negotiated transactions, and a reduction in the principal amount of outstanding notes resulting from such exchanges and repurchases of outstanding notes.

We reclassified approximately $1.4 million and $1.3 million for the years ended December 31, 2003 and 2002, respectively, from general and administrative expenses to interest expense. This reclassification was made to record the amortization of debt issuance costs to interest expense which is the proper accounting under Accounting Principles Board No. 21, *Interest on Receivables and Payables,* and EITF 86-15 *Increasing-Rate Debt.* Debt issuance costs associated with our outstanding convertible subordinated debentures are recorded as other assets on our balance sheet, and are amortized to interest expense ratably over the term of the related debt.

Benefit (Provision) for Income Taxes (in thousands, except percentages)

2004	2003	2002	Increase/ (Decrease) 2004 vs 2003	Increase/ (Decrease) 2003 vs 2002	Percentage Increase/ (Decrease) 2004 vs 2003	Percentage Increase/ (Decrease) 2003 vs 2002
$163	$(169)	$—	$(332)	$169	(196)%	—

We recorded a benefit for income taxes of $0.2 million for the year ended December 31, 2004; a provision of $0.2 million for the year ended December 31, 2003; and nil for the year ended December 31, 2002. The benefit (provision) relate entirely to state taxes on our Alabama subsidiary. For our Alabama subsidiary, we have recorded a deferred tax asset of $0.8 million, and a benefit of $0.4 million related to employee stock option exercises, which has been credited to additional paid in capital.

We have also recorded a deferred tax asset related to our operations outside of Alabama of $219.5 million, which has been fully reserved due to the lack of earnings history for these operations. A portion of the valuation allowance of approximately $31.2 million relates to a benefit for employee stock option exercises which will be credited to additional paid in capital when realized.

We account for federal income taxes under SFAS No. 109, *Accounting for Income Taxes.* Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of our lack of earnings history, the net deferred tax assets for our operations outside of Alabama have been fully offset by a valuation allowance.

RESTRUCTURINGS

In December 2003, we recorded a total charge of approximately $2.0 million related to a workforce reduction of 35 employees, which represented approximately 5% of our base employees. The reduction affected all business locations. The $2.0 million charge included $1.1 million in severance compensation, $0.1 million in health benefits, $0.2 million in out placement services, and $0.6 million of non-cash expenses related to stock compensation. Approximately $1.6 million of this amount was included in research and development costs and approximately $0.3 million was included in general and administrative costs. The liability as of December 31, 2003 was $0.3 million.

In December 2002, we recorded a charge of approximately $2.6 million related to a workforce reduction of 73 employees, which represented approximately 10% of our employees. The reduction affected all business functions and job classes mainly at our San Carlos facility. The $2.6 million charge included $1.7 million in severance compensation, $0.5 million in health benefits, $0.3 million in out placement services, and $0.1 million of non-cash expenses related to stock compensation. Approximately $2.1 million of this amount was included in research and development costs and approximately $0.5 million was included in general and administrative costs. During December 2002, $1.0 million was paid out associated with severance and other employee benefits. At December 31, 2002, we had a remaining accrual of $1.6 million of which $1.4 million was paid out in the first quarter of 2003. The excess $0.2 million was reversed during the second quarter of 2003.

In September 2002 we incurred restructuring charges associated with the disposal of a purchased technology. In connection with this disposal we incurred a total charge of approximately $2.6 million comprised of $1.2 million in salaries, $0.5 million as a reserve for fixed assets, $0.3 million as a reserve for other assets, and $0.6 million for outside services. All of these charges were expensed to research and development. The liability as of December 31, 2004, 2003, and 2002 was $0.2 million and $0.7 million, and $2.5 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through public and private placements of our debt and equity securities, revenue from development contracts, product sales and short-term research and feasibility agreements, financing of equipment acquisitions and tenant improvements, and interest income earned on our investments of cash. We do not utilize off-balance sheet financing arrangements as a source of liquidity or financing. At December 31, 2004 we had cash, cash equivalents and short-term investments of approximately $418.7 million.

Years Ended December 31, (In millions, except current ratio)	2004	2003	2002
Cash, cash equivalents and short-term investments	**$418.7**	$286.0	$294.0
Cash provided by/(used in)			
Operating activities	**$ (78.1)**	$ (76.2)	$ (75.0)
Investing activities	**$ (88.9)**	$ 4.1	$ 40.3
Financing activities	**$207.4**	$101.3	$ 38.7
Capital expenditures (included in investing activities above)	**$ (24.2)**	$ (18.7)	$ (16.3)

Our operations used cash of $78.1 million for the year ended December 31, 2004 as compared to $76.2 million and $75.0 million for the years ended December 31, 2003 and 2002, respectively. For the year ended December 31, 2004, the $78.1 million cash used in operations primarily reflected the loss of $101.9 million partially offset by a loss on debt extinguishment of $9.3 million and depreciation and amortization of $18.0 million. For the year ended December 31, 2003, the $76.2 million cash used in operations primarily reflected the net loss of $65.9 million, the non-cash gain on debt extinguishment of $12.0 million and depreciation and amortization expense of $18.2 million. For the year ended December 31, 2002, the $75.0 million of cash used in operations primarily reflects the net loss of $107.5 million, partially offset by depreciation and amortization of $18.4 million, and an increase to deferred revenue of $6.0 million.

Cash flows used by investing activities were $88.9 million for the year ended December 31, 2004 as compared to $4.1 million cash provided and $40.3 million cash provided by investing activities for the years ended December 31, 2003 and 2002, respectively. Cash flows used or provided for investing activities for the years ended December 31, 2004, 2003, and 2002 were driven primarily by the purchase, sale, and maturity of investment securities. These cash proceeds were either reinvested or used in operations. We purchased property and equipment of approximately $24.2 million, $18.7 million, and $16.3 million during the years ended December 31, 2004, 2003, and 2002, respectively. The increase in purchased property and equipment in 2004 as compared to 2003 primarily reflects the cost of improvements made to our Huntsville, AL facility, as well as capital expenditures made in preparation for a potential commercial launch of Exubera®.

Cash flows provided by financing activities were $207.4 million for the year ended December 31, 2004, compared to $101.3 million and $38.7 million for the years ended December 31, 2003 and 2002, respectively. Cash flow provided by financing activities in the year ended December 31, 2004 was primarily due to the sale of 9.5 million shares of our Common Stock in March 2004 at a price of $20.71 per common share for proceeds of approximately $196.4 million, net of issuance costs; cash received from employee exercises of stock options of approximately $13.7 million; a loan received from Pfizer of approximately $4.4 million; partially offset by repayment of bank loans and capital lease obligations of $8.0 million. Cash flows provided by financing activities in the year ended December 31, 2003 was primarily due to the issuance of $106.1 million of 3% convertible subordinated notes due 2010. Cash flow provided by financing activities in the year ended December 31, 2002 was primarily due to the issuance of $40.0 million of convertible Preferred Stock.

In April 2004, we called for redemption of all of our outstanding 6¾% convertible subordinated notes due October 2006. Holders of all but $10,000 in principal amount converted their notes prior to the redemption date, resulting in the issuance of approximately 0.5 million shares of our Common Stock. We redeemed the $10,000 in principal amount not converted into equity for cash in the amount of $10,000. The aggregate amount of notes converted was approximately $7.8 million.

In March 2004, we entered into an underwriting agreement with Lehman Brothers Inc. pursuant to which we sold 9.5 million shares of our Common Stock at a price of $20.71 per common share for proceeds of approximately $196.4 million, net of issuance costs. The proceeds are to be used for general corporate purposes, which may include:

- investing in or accelerating various product development programs, including Exubera®;
- undertaking potential acquisitions;
- developing technologies; and
- retiring our outstanding debt.

In March 2004, we called for the full redemption of our outstanding 3% convertible subordinated notes due June 2010. The aggregate principal amount outstanding of the notes at the time of the call for redemption was $133.3 million, all of which was converted into approximately 11.7 million shares of Common Stock prior to the redemption date. In connection with the conversion, we agreed to pay $75.00 per $1,000 of the notes to be converted, for an aggregate payment of approximately $10.0 million. This payment was recorded as interest expense.

In February 2004, certain holders of our outstanding 3% convertible subordinated notes due June 2010 converted approximately $36.0 million in aggregate principal amount of such notes for approximately 3.2 million shares of our Common Stock and a cash payment of approximately $3.1 million in the aggregate in privately negotiated transactions.

In January 2004, certain holders of our outstanding 3.5% convertible subordinated notes due October 2007 completed an exchange and cancellation of $9.0 million in aggregate principal amount of the notes for the issuance of approximately 0.6 million shares of our Common Stock in a privately negotiated transaction.

As a result of the transactions related to convertible subordinated debt during the year ended December 31, 2004, our total contractual obligation with regard to convertible subordinated debt has decreased from $360.0 million at December 31, 2003 to $173.9 million at December 31, 2004. All of our outstanding convertible subordinated debt as of December 31, 2004 will mature in 2007.

Given our current cash requirements, we forecast that we will have sufficient cash to meet our net operating expense requirements for at least the next two years. We plan to continue to invest in our growth and the need for cash will be dependent upon the timing of these investments. Our capital needs will depend on many factors, including continued progress in our research and development arrangements, progress with preclinical and clinical trials of our proprietary and partnered products, the time and costs involved in obtaining regulatory approvals, the costs of developing and scaling up each manufacturing operation of our technologies, the timing and cost of our clinical and commercial production facilities, the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims, the need to acquire licenses to new technologies, and the status of competitive products. The entire outstanding balance of convertible subordinated debt as of December 31, 2004 of $173.9 million will mature in 2007. We are not likely to be able to satisfy this entire obligation through cash flow generated by our operations. To satisfy our long-term needs, we intend to seek additional funding, as necessary, from corporate partners and from the sale of securities. Because we are an early stage biotechnology company, we do not qualify to issue investment grade debt or have access to certain credit facilities. As a result, any financing we undertake will likely involve the issuance of equity, convertible debt instruments or high-yield debt to fund our working capital. To date we have been primarily dependent upon equity and convertible debt financings for capital and have incurred substantial debt as a result of our issuances of subordinated notes and debentures that are convertible into our Common Stock. Our substantial debt, the market price of our securities, and the general economic climate, among other factors, could have material consequences for our financial position and could affect our sources of short-term and long-term funding. There can be no assurance that additional funds, if and when required, will be available to us on favorable terms, if at all.

The following is a summary of our contractual obligations as of December 31, 2004 (in thousands):

Payment Due By Period	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
San Carlos real estate capital lease including interest	$ 54,762	$ 5,855	$ 11,214	$ 8,051	$29,642
San Carlos tenant improvement loan	1,706	121	1,585	—	—
Interest payable	17,483	7,009	10,474	—	—
Operating leases	18,905	2,652	5,181	4,999	6,073
Principal amount of convertible subordinated notes and debentures	173,949	—	173,949	—	—
Purchase obligations(1)	23,072	23,072	—	—	—
Other obligations(2)	17	17	—	—	—
Total	$289,894	$38,726	$202,403	$13,050	$35,715

Note: The above table does not include certain commitments and contingencies which are discussed in detail in footnote 9 to the audited financial statements for the year ended December 31, 2004. The above table also does not include a $9.2 million non-interest bearing loan from Pfizer, which is contingently payable upon commercial launch of Exubera® (see Note 8).

(1) Substantially all of this amount had been ordered on definitive purchase orders as of December 31, 2004, but could be canceled by us at any time. If canceled, we could be charged restocking and/or cancellation fees up to 25%.

(2) Consists of certain equipment capital leases.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Interest Rate Risk The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in highly liquid and high quality debt securities. Our investments in debt securities are subject to interest rate risk. To minimize the exposure due to an adverse shift in interest rates, we invest in short term securities and maintain a weighted-average maturity of one year or less.

A hypothetical 50 basis point increase in interest rates would result in an approximate $1.2 million decrease, less than 1%, in the fair value of our available-for-sale securities at December 31, 2004. This potential change is based on sensitivity analyses performed on our investment securities at December 31, 2004. Actual results may differ materially. The same hypothetical 50 basis point increase in interest rates would have resulted in an approximate $0.9 million decrease, less than 3%, in the fair value of our available-for-sale securities at December 31, 2003.

Foreign Currency Risk Our operations include research and development, manufacturing, and sales activities in the U.S. and Europe. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or economic conditions in the foreign markets in which we have exposure. Our operating results are exposed to changes in exchange rates between the U.S. dollar and various foreign currencies, most significantly the British Pound.

To limit our economic exposure to foreign currency exchange rate fluctuations with respect to British Pounds, we periodically purchase British Pounds on the spot market and hold in a U.S. bank account. At December 31, 2004, we held British Pounds valued at approximately $8.4 million in a U.S. bank account, using the exchange rate as of period end. This amount is included in cash on our balance sheet. During the year ended December 31, 2004, an immaterial amount of losses resulting from revaluing British Pounds at the current exchange rate were included in other income (expense). As part of our risk management strategy, we may decide to use derivative instruments, including forwards, foreign currency swaps and options to hedge certain foreign currency and interest rate exposures; however, to date we have not entered into any such derivative instruments. We do not use derivative contracts for speculative purposes.

A hypothetical 10% increase in the U.S. dollar relative to the British Pound as of December 31, 2004, would have resulted in an additional $0.7 million of foreign exchange loss on the British Pounds held in our account in the U.S. for the year ended December 31, 2004. We did not hold British Pounds in a U.S. bank account during the year ended December 31, 2003.

Interest Rate Risk on our Convertible Subordinated Notes Increases in the interest rates and fluctuations in our stock price could affect the fair market value of our convertible subordinated notes and debentures, which pay a fixed rate of interest. As of December 31, 2004, we had approximately $173.9 million in outstanding convertible subordinated notes and debentures with a fair value of $171.3 million.

A hypothetical 50 basis point increase in interest rates would result in an approximate $1.8 million decrease and a $4.0 million decrease in the fair value of our convertible subordinated debentures as of December 31, 2004 and 2003, respectively.

The Board of Directors and Stockholders
Nektar Therapeutics

We have audited the accompanying consolidated balance sheets of Nektar Therapeutics as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the index at 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nektar Therapeutics at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U. S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As described in Note 1, the Company has restated its 2003 and 2002 consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Nektar Therapeutics' internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005, expressed an unqualified opinion on management's assessment of the effectiveness of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting.

Ernst & Young LLP

Palo Alto, California
March 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Nektar Therapeutics

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting," that Nektar Therapeutics (the "Company") did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of a material weakness in the Company's financial statement close process, including insufficient review related to the application of its accounting policies and the presentation of disclosures in the notes to the financial statements, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nektar Therapeutics' management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. The Company has a material weakness in its financial statement close process, including insufficient review related to the application of its accounting policies and the presentation of disclosures in the notes to the financial statements. The material weakness arises from staff with inadequate proficiency to apply the Company's accounting policies in accordance with U.S. generally accepted accounting principles ("GAAP"). This material weakness impacts the Company's ability to report financial information in conformity with U.S. GAAP, which could affect all significant financial statement accounts and has resulted in (i) a restatement of the 2002 and 2003 consolidated financial statements to reflect reclassifications of certain amounts between research and development expense, general and administrative expense, and interest expense; (ii) a restatement of the quarterly unaudited consolidated financial statements for each of the three quarters through September 30, 2004 and for each of the four quarters in 2003, to reflect the reclassification of expenses discussed in (i) above; and (iii) the prior restatement of the 2003 consolidated financial statements to reduce the gain on debt extinguishment. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 financial statements, and this report does not affect our report dated March 11, 2005 on those financial statements.

(continued)

In our opinion, management's assessment that Nektar Therapeutics did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Nektar Therapeutics has not maintained effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

Ernst & Young LLP

Palo Alto, California
March 11, 2005

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

As Nektar's Chief Executive Officer and Chief Financial Officer, we are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control system was designed to provide reasonable assurance to management and our Board of Directors regarding the reliability of financial reporting and preparation of published financial statements in accordance with generally accepted accounting principles.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is a more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we have assessed the effectiveness of our internal control over financial reporting as of December 31, 2004, and as a result of this assessment, we have concluded that we have a material weakness in our financial statement close process, including insufficient review of the following:

- the application of our accounting policies and
- disclosures in the notes to our financial statements.

This material weakness in our financial statement close process arises from staff with inadequate proficiency to apply the Company's accounting policies in accordance with U.S. generally accepted accounting principles.

This material weakness impacts the Company's ability to report financial information in conformity with U.S. generally accepted accounting principles, which could affect all significant financial statement accounts and has resulted in:

- a restatement of the 2002 and 2003 consolidated financial statements to reflect reclassifications of certain amounts between research and development expense, general and administrative expense, and interest expense;
- a restatement of all four quarters of 2003 and the first three quarters of 2004 to reflect reclassifications of certain amounts between research and development expense, general and administrative expense, and interest expense; and
- the prior restatement of the 2003 consolidated financial statements to reduce the gain on debt extinguishment.

In making our assessment of internal control over financial reporting, we used the criteria issued in the report Internal Control-Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission. Because of the material weakness described above, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2004 based on these criteria.

Our independent registered public accounting firm has issued an attestation report on management's assessment of our internal control over financial reporting which is included elsewhere herein.

December 31, (In thousands, except per share information)	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 104,414	$ 64,050
Short-term investments	314,326	221,917
Trade accounts receivable, net of allowance for doubtful accounts of $43 and $702 at December 31, 2004 and 2003, respectively	12,842	6,153
Inventory, net	10,691	8,559
Other current assets	12,266	5,819
Total current assets	454,539	306,498
Restricted investments	—	12,442
Property and equipment, net	151,247	149,388
Goodwill	130,120	130,120
Other intangible assets, net	6,456	10,963
Deposits and other assets	2,559	7,377
Total assets	$ 744,921	$ 616,788
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 7,141	$ 8,074
Other accrued expenses	15,065	15,999
Short-term debt	15	288
Interest payable	2,010	2,436
Capital lease obligations—current	1,532	1,341
Deferred revenue	29,890	18,719
Total current liabilities	55,653	46,857
Convertible subordinated notes and debentures	173,949	359,988
Capital lease obligations—noncurrent	23,568	31,686
Other long-term liabilities	22,292	11,956
Accrued rent	2,117	2,110
Commitments and contingencies		
Stockholders' equity:		
Preferred Stock, 10,000 shares authorized		
Series A, $0.0001 par value: 3,100 shares designated; no shares issued or outstanding at December 31, 2004 and December 31, 2003.	—	—
Convertible Series B, $0.0001 par value: 40 shares designated; 20 and 40 shares issued and outstanding at December 31, 2004 and December 31, 2003, respectively; liquidation preference of $19,945 and $40,000 at December 31, 2004 and December 31, 2003, respectively	—	—
Common Stock, $0.0001 par value; 300,000 authorized; 84,572 and 56,197 shares issued and outstanding at December 31, 2004 and December 31, 2003, respectively	8	6
Capital in excess of par value	1,187,575	778,500
Deferred compensation	(2,764)	(38)
Accumulated other comprehensive income/(loss)	(356)	958
Accumulated deficit	(717,121)	(615,235)
Total stockholders' equity	467,342	164,191
Total liabilities and stockholders' equity	$ 744,921	$ 616,788

See accompanying notes.

Years Ended December 31, (in thousands, except per share information)	**2004**	2003	2002
Revenue:			
Contract research revenue	**$ 89,185**	$ 78,962	$ 76,380
Product sales	**25,085**	27,295	18,465
Total revenue	**114,270**	106,257	94,845
Operating costs and expenses:			
Cost of goods sold	**19,798**	14,678	7,020
Research and development (as restated for 2003 and 2002)	**133,523**	122,149	147,627
General and administrative (as restated for 2003 and 2002)	**30,967**	29,966	34,504
Amortization of other intangible assets	**3,924**	4,219	4,507
Total operating costs and expenses	**188,212**	171,012	193,658
Loss from operations (as restated for 2003 and 2002)	**(73,942)**	(64,755)	(98,813)
Gain/(Loss) on debt extinguishment	**(9,258)**	12,018	—
Other income/(expense), net	**296**	983	(996)
Interest income	**6,602**	5,360	10,222
Interest expense (as restated for 2003 and 2002)	**(25,747)**	(19,327)	(17,881)
Loss before benefit/(provision) for income taxes	**(102,049)**	(65,721)	(107,468)
Benefit/(Provision) for income taxes	**163**	(169)	—
Net loss	**$(101,886)**	$ (65,890)	$ (107,468)
Basic and diluted net loss per share	**$ (1.30)**	$ (1.18)	$ (1.94)
Shares used in computing basic and diluted net loss per share	**78,461**	55,821	55,282

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Preferred Shares: Shares	Preferred Shares: Par Value
Balance at January 1, 2002	—	—
Common Stock issued upon exercise of stock options	—	—
Preferred Stock issued as part of Enzon Settlement	40	—
Stock-based compensation related to consultants	—	—
Stock-based compensation related to employee severance	—	—
Shares issued for retirement plans	—	—
Shares issued for services rendered	—	—
Reversal of deferred compensation due to terminations	—	—
Amortization of deferred compensation	—	—
Other comprehensive income/(loss)	—	—
Net loss	—	—
Comprehensive loss	—	—
Balance at December 31, 2002	40	—
Common Stock issued upon exercise of stock options	—	—
Premium associated with newly issued convertible subordinated notes	—	—
Stock-based compensation related to consultants	—	—
Stock-based compensation related to employee severance	—	—
Shares issued for employee stock purchase plan	—	—
Shares issued for retirement plans	—	—
Amortization of deferred compensation	—	—
Other comprehensive income/(loss)	—	—
Net loss	—	—
Comprehensive loss		
Balance at December 31, 2003	40	—
Common Stock issued upon exercise of stock options	—	—
Common Stock issued to public, net of issuance costs of $3,088	—	—
Conversion of convertible subordinate notes net of issuance costs of $2,315	—	—
Conversion of Preferred Stock to Common Stock	(20)	—
Stock-based compensation related to consultants	—	—
Stock-based compensation related to employee severance	—	—
Shares issued for employee stock purchase plan	—	—
Shares issued for retirement plans	—	—
Shares issued for exercise of warrants	—	—
Tax benefit related to employee stock option exercises		
Amortization of deferred compensation	—	—
Other comprehensive income/(loss)	—	—
Net loss	—	—
Comprehensive loss		
Balance at December 31, 2004	**20**	—

See accompanying notes.

Common Shares: Shares	Common Shares: Par Value	Capital In Excess of Par Value	Deferred Compensation	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total Stockholders' Equity
55,094	$ 5	$ 712,039	$ (923)	$ 1,069	$(441,877)	$ 270,313
197	1	440	—	—	—	441
—	—	40,000	—	—	—	40,000
—	—	306	—	—	—	306
—	—	95	—	—	—	95
121	—	960	—	—	—	960
141	—	975	—	—	—	975
—	—	(135)	135	—	—	—
—	—	—	549	—	—	549
—	—	—	—	599	—	599
—	—	—	—	—	(107,468)	(107,468)
—	—	—	—	—	—	(106,869)
55,553	6	754,680	(239)	1,668	(549,345)	206,770
362	—	1,959	—	—	—	1,959
—	—	19,208	—	—	—	19,208
—	—	178	—	—	—	178
—	—	677	—	—	—	677
140	—	595	—	—	—	595
142	—	1,203	—	—	—	1,203
—	—	—	201	—	—	201
—	—	—	—	(710)	—	(710)
—	—	—	—	—	(65,890)	(65,890)
						(66,600)
56,197	6	778,500	(38)	958	(615,235)	164,191
1,817	—	13,665	—	—	—	13,665
9,500	1	196,411	—	—	—	196,412
15,974	1	191,281	—	—	—	191,282
880	—	—	—	—		—
—	—	678	—	—	—	678
—	—	247	—	—	—	247
126	—	1,285	—	—	—	1,285
66	—	1,158	—	—	—	1,158
12	—	—	—	—	—	—
		448				448
—	—	3,902	(2,726)	—	—	1,176
—	—	—	—	(1,314)	—	(1,314)
—	—	—	—	—	(101,886)	(101,886)
						(103,200)
84,572	**$ 8**	**$1,187,575**	**$(2,764)**	**$ (356)**	**$(717,121)**	**$ 467,342**

Years Ended December 31, (in thousands)	**2004**	2003	2002
CASH FLOWS USED IN OPERATING ACTIVITIES:			
Net loss	**$(101,886)**	$ (65,890)	$(107,468)
Adjustments to reconcile net loss to net cash used in operating activities:			
Increase/(decrease) in allowance for doubtful accounts	**(659)**	69	633
Increase in inventory reserve	**1,553**	1,613	—
Loss/(Gain) on debt extinguishment	**9,258**	(12,018)	—
Depreciation	**12,557**	12,279	12,645
Amortization of other intangible assets	**4,507**	4,507	4,507
Amortization of debt issuance costs	**947**	1,430	1,268
Amortization of deferred compensation	**1,176**	201	549
Issuance of Common Stock for retirement plans	**1,158**	1,203	960
Stock-based compensation for employee severence	**247**	677	95
Stock-based compensation for services rendered	**678**	178	1,281
Tax benefit related to employee stock option exercises	**448**	—	—
Gain on sale of assets	**(531)**	(92)	—
Loss on disposal of assets	**69**	—	—
Loss on impairment of marketable equity securities	—	—	721
Changes in assets and liabilities:			
Increase in trade accounts receivable	**(6,032)**	(1,852)	(495)
Increase in inventories	**(3,685)**	(3,863)	(3,108)
Decrease/(increase) in other assets	**(4,399)**	1,708	4,695
Increase/(decrease) in accounts payable	**(683)**	(581)	970
Increase/(decrease) in accrued expenses	**(2,520)**	(11,361)	3,591
Decrease in interest payable	**(426)**	(1,326)	(826)
Increase/(decrease) in deferred revenue	**11,341**	(3,367)	5,974
Increase/(decrease) in other liabilities	**(1,260)**	284	(967)
Net cash used in operating activities	**(78,142)**	(76,201)	(74,975)

See accompanying notes.

(continued)

Years Ended December 31, (in thousands)	2004	2003	2002
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of short-term investments	**(400,468)**	(228,521)	(280,650)
Sales of short-term investments	**18,842**	56,762	117,804
Maturities of short-term investments	**285,020**	206,927	216,007
Purchase of restricted investments	**(28)**	(14,492)	—
Maturities of restricted investments	**12,470**	2,050	—
Acquisition of Shearwater, net of cash acquired and purchase price adjustments	**—**	—	3,443
Disposal of property and equipment	**—**	92	39
Proceeds from the sale of interest in partnership, net	**22,450**	—	—
Purchase of building, net	**(2,953)**	—	—
Purchases of property and equipment	**(24,241)**	(18,746)	(16,327)
Net cash provided by/(used in) investing activities	**(88,908)**	4,072	40,316
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from loan and capital lease financing	**4,399**	12,363	1,146
Payments of loan and capital lease obligations	**(7,971)**	(3,537)	(2,863)
Issuance of convertible subordinated debentures, net of issuance costs	**—**	106,100	—
Repurchase of convertible subordinated debentures	**(376)**	(16,180)	—
Issuance of Preferred Stock	**—**	—	40,000
Issuance of Common Stock, net of issuance costs	**196,412**	—	—
Issuance of Common Stock related to employee stock purchase plan	**1,285**	595	—
Issuance of Common Stock related to employee stock exercises	**13,665**	1,959	441
Net cash provided by financing activities	**207,414**	101,300	38,724
Net increase/(decrease) in cash and cash equivalents	**40,364**	29,171	4,065
Cash and cash equivalents at beginning of period	**64,050**	34,879	30,814
Cash and cash equivalents at end of period	**$ 104,414**	$ 64,050	$ 34,879

See accompanying notes.

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation Our Company was originally incorporated in California in 1990. We were reincorporated in Delaware in 1998. In January 2003, we changed our name from Inhale Therapeutic Systems, Inc. to Nektar Therapeutics.

Our business is to advance therapeutics through improved drug delivery. We have three drug delivery technology platforms that are designed to improve the performance of molecules and drug delivery. The platforms are: Nektar Advanced PEGylation Technology, Nektar Pulmonary Technology and Nektar Supercritical Fluid ("SCF") Technology.

Our mission is to develop superior therapeutics to make a difference in patients' lives. We pursue our mission in two ways. First, we partner with pharmaceutical and biotechnology companies that seek to improve and differentiate their products. In addition, we are in the early stages of development of our own proprietary products. We are working to become one of the world's leading drug delivery products companies.

Restatement Certain prior year amounts reported in our Annual Report on Form 10-K for the year ended December 31, 2003, as amended, have been restated to correct for misapplications of our accounting policies related to generally accepted accounting principles in the U.S. ("GAAP"). Also, certain amounts reported in our Quarterly Reports on Form 10-Q during the years 2004 and 2003 have been restated to correct for these misapplications of GAAP (see Note 15). These reclassifications did not result in any change to our cash position, revenue, or net loss for the years ended December 31, 2003 or December 31, 2002 or for any quarterly period during the years ended December 31, 2004 or 2003.

The specific misapplications of GAAP that led to this conclusion are as follows:

- We have reclassified approximately $9.4 million and $9.8 million for the years ended December 31, 2003 and 2002, respectively, from research and development expenses to general and administrative expenses. This reclassification included legal expenses related to our intellectual property portfolio and a portion of finance, information systems, and human resource expenses that were not clearly related to research and development and are required to be classified outside of research and development expenses under Statement of Financial Accounting Standards No. 2, *Accounting for Research and Development Costs.*
- We reclassified approximately $1.4 million and $1.3 million for the years ended December 31, 2003 and 2002, respectively, from general and administrative expenses to interest expense. This reclassification was made to record the amortization of debt issuance costs to interest expense as required under Accounting Principles Board No. 21, *Interest on Receivables and Payables* and EITF 86-15, *Increasing-Rate Debt.*

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation Our consolidated financial statements include the financial position and results of operations and cash flows of our wholly-owned subsidiaries: Nektar Therapeutics AL, Corporation ("Nektar AL"), formerly Shearwater Corporation; Nektar Therapeutics UK, Ltd. ("Nektar UK"), formerly Bradford Particle Design Ltd; and Inhale Therapeutic Systems Deutschland GmbH ("Inhale Germany"). As of December 31, 2003 our consolidated financial statements also included the financial statements of Inhale 201 Industrial Road, L.P., a real estate partnership in San Carlos, California and Shearwater Polymers, LLC, a real estate partnership in Alabama. As of September 30, 2004, these real estate partnerships were dissolved and are no longer included in our consolidated financial statements (see Note 13). All intercompany accounts and transactions have been eliminated in consolidation.

Our consolidated financial statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary's financial results into U.S. dollars for purposes of reporting our consolidated financial results. The process by which each foreign subsidiary's financial results are translated into U.S. dollars is as follows: income statement accounts are translated at average exchange rates for the period; balance sheet asset and liability accounts are translated at end of period exchange rates; and equity accounts are translated at historical exchange rates. Translation of the balance sheet in this manner results in an accumulated other comprehensive gain (loss) in the stockholders' equity section. To date, such cumulative translation adjustments have not been material to our consolidated financial position.

Significant Concentrations Cash equivalents and short-term investments are financial instruments that potentially subject us to concentration of risk to the extent of the amounts recorded in the consolidated balance sheet. We limit our concentration of risk by diversifying our investment amount among a variety of industries and issuers and by limiting the average maturity to approximately one year or less. Our professional portfolio managers adhere to this investment policy as approved by our Board of Directors.

Our customers are primarily pharmaceutical and biotechnology companies that are located in the U.S. and Europe. Our account receivable balance contains trade receivables from product sales and collaborative research agreements. At December 31, 2004, four different customers represented 25%, 23%, 16%, and 10% of our accounts receivable, respectively, and at December 31, 2003 one customer represented 63% of our accounts receivable. We provide for a general allowance for doubtful accounts by reserving for specifically identified doubtful accounts plus a percentage of past due amounts. We have not experienced significant credit losses from our accounts receivable or collaborative research agreements, and none is currently expected. We perform a regular review of our customer's payment history and associated credit risks and do not require collateral from our customers.

In addition, we are dependent on our partners, vendors and contract manufacturers to provide raw materials, drugs, and devices of appropriate quality and reliability and to meet applicable regulatory requirements. Consequently, in the event that supplies are delayed or interrupted for any reason, our ability to develop our products could be impaired, which could have a material adverse effect on our business, financial condition and results of operation.

We are dependent on Pfizer as the source of a significant proportion of our revenue. Contract research revenue from Pfizer represented 61%, 61%, and 59% of our revenue for the years ended December 31, 2004, 2003, and 2002. Deferred revenue from Pfizer represented 76%, 89%, and 72% of deferred revenue as of December 31, 2004, 2003, and 2002, respectively. The termination of this collaboration arrangement could have a material adverse effect on our financial position and results of operations. No other single customer represented 10% or more of our total revenues for any of the three years ended December 31, 2004, 2003, or 2002.

Should the Pfizer collaboration be discontinued prior to the launch of Exubera®, we will need to find alternative funding sources to replace the collaboration revenue and will need to reassess the realizability of assets capitalized. Additionally, we may have contingent payments to our contract manufacturers to reimburse them for their capital outlay to the extent that they cannot re-deploy their assets and may incur additional liabilities. At the present time, it is not possible to estimate the loss that will occur as a result of these obligations should Exubera® not be approved.

Recent Accounting Pronouncements In December 2004, the Financial Accounting Standards Board ("FASB") released a revision to Statement of Financial Accounting Standard ("SFAS") No. 123, *Accounting for Stock-Based Compensation* ("FAS 123R"). FAS 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The statement would eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and generally would require instead that such transactions be accounted for using a fair-value-based method. We will be required to adopt FAS 123R on July 1, 2005. When we adopt the new statement, we will have to recognize substantially more compensation expense. This would have a material adverse impact on our financial position and results of operations. We are currently in the process of evaluating the effect of adopting FAS 123R.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets*, an amendment of APB Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges beginning July 1, 2005. We do not believe adoption of SFAS No. 153 will have a material effect on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-1, *Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.* Also in December 2004, the FASB issued FASB Staff Position No. FAS 109-2, *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.* We do not expect the adoption of these new tax provisions to have a material impact on our consolidated financial position, results of operations, or cash flows.

In November 2004, the FASB released SFAS No. 151, *Inventory Costs—An Amendment to ARB No. 43*. This Statement amends the guidance in ARB No. 43, Chapter 4, *Inventory Pricing,* to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as defined by ARB No. 43, Chapter 4, *Inventory Pricing*. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We will be required to adopt SFAS No. 151 on January 1, 2006. We are currently in the process of evaluating the effect of adopting SFAS No. 151.

In June 2004, the FASB Emerging Issues Task Force ("EITF") issued EITF 02-14, *Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock*. EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting Common Stock of an investee but exercises significant influence through other means. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. We do not expect the adoption of EITF 02-14 to have a material impact on our consolidated financials position, results of operations, or cash flows.

In March 2004, the EITF reached a consensus on EITF 03-01, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. EITF 03-01 provides guidance regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. In September 2004, the EITF delayed the effective date for the measurement and recognition guidance; however, the disclosure requirements remain effective for annual periods ending after June 15, 2004 (see Note 2). We have complied with the disclosure requirements of EITF 03-01, and we will evaluate the impact of the measurement and recognition provisions of EITF 03-01 once final guidance is issued.

Cash, Cash Equivalents and Investments We consider all highly liquid investments with a maturity at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include demand deposits held in banks, interest bearing money market funds, commercial paper, federal and municipal government securities, and repurchase agreements. Short-term investments consist of federal and municipal government securities, corporate bonds, and commercial paper with A1, F1, or P1 short-term ratings and A or better long-term ratings with remaining maturities at date of purchase of greater than 90 days and less than two years.

At December 31, 2004, all short-term investments are designated as available-for-sale and are carried at fair value, with unrealized gains and losses reported in stockholders' equity as accumulated other comprehensive income (loss). Short-term investments are adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities, if any, are included in other income (expense). The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Inventories Inventories consist primarily of raw materials, work-in-process and finished goods of Nektar AL. Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost is computed using standard cost, which approximates actual costs on a first-in, first-out basis. Inventories are reflected net of a reserve of $3.2 million and $1.6 million as of December 31, 2004 and 2003, respectively. Reserves are determined using specific identification plus an estimated reserve against finished goods for potential defective or excess inventory based on historical experience. The following is a breakdown of net inventory (in thousands):

December 31,	**2004**	2003
Raw material	**$ 4,848**	$4,552
Work-in-process	**4,552**	3,598
Finished goods	**1,291**	409
Total	**$10,691**	$8,559

Property and Equipment Property and equipment are stated at cost. Major improvements are capitalized, while maintenance and repairs are expensed when incurred. Laboratory and other equipment are depreciated using the straight-line method generally over estimated useful lives of three to seven years. Leasehold improvements and buildings are depreciated using the straight-line method over the shorter of the estimated useful life or the remaining term of the lease. Buildings are depreciated using the straight-line over the estimated useful life of twenty years.

Certain amounts have been expensed for plant design, engineering and validation costs based on our evaluation that it is unclear whether such costs are ultimately recoverable. These amounts may become fully recoverable only if and when Exubera® is approved by the appropriate regulatory agencies and commercial production commences (see Note 3).

Goodwill Goodwill is tested for impairment at least annually or on an interim basis if an event occurs or circumstances change that would more-likely-than-not reduce the fair value below our carrying value. We performed our annual impairment test and determined that on a consolidated basis, the undiscounted cash flow from our long-range forecast exceeds the carrying amount of our goodwill.

Goodwill will be tested for impairment using a two-step approach. The first step is to compare our fair value to our net asset value, including goodwill. If the fair value is greater than our net asset value, goodwill is not considered impaired and the second step is not required. If the fair value is less than our net asset value, the second step of the impairment test measures the amount of the impairment loss, if any. The second step of the impairment test is to compare the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value is allocated to all of the assets and liabilities (including any unrecognized intangible assets) as if they had been acquired in a business combination and the fair value was the purchase price. The excess "purchase price" over the amounts assigned to assets and liabilities would be the implied fair value of goodwill.

The impairment tests for goodwill are performed at the corporate entity level, which we have identified to be our only reporting unit. In the future, we may determine that impairment tests should be performed at a level below the reporting unit level, depending on whether certain criteria are met.

Other Intangible Assets Acquired technology and other intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful lives, which we currently estimate to be a period of five to seven years. Acquired technology and other intangible assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impaired, asset values are adjusted to fair value. Acquired technology and other intangible assets include proprietary technology, intellectual property, and supplier and customer relationships acquired from third parties or in business combinations.

We periodically evaluate whether changes have occurred that would require revision of the remaining estimated useful lives of these assets or otherwise render the assets unrecoverable. If such an event occurred, we would determine whether the other intangibles are impaired. To date, no such impairment losses have been recorded.

Derivative Instruments We are exposed to foreign currency exchange rate fluctuations and interest rate changes in the normal course of our business. As part of our risk management strategy, we may use derivative instruments, including forwards, swaps and options to hedge certain foreign currency and interest rate exposures. We do not use derivative contracts for speculative purposes. To date, we have not entered into any such derivative instruments other than the interest rate swap discussed below which was accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.*

During 2003 and part of 2004, we had a bank loan which had been secured by one of our Nektar AL facilities in Alabama. This loan originally had a variable rate of interest tied to the LIBOR index. In November 2003, we entered into an interest rate swap agreement to limit our exposure to fluctuations in U.S. interest rates. The interest rate swap agreement effectively converts a portion of our debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. The swap is designated a cash flow hedge. Under the terms of our swap arrangement, we paid an initial effective interest rate of 5.17%. This rate was variable on a monthly basis based on changes in the LIBOR index, but only to a maximum of 7.05%.

This swap had been accounted for as a derivative subject to SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* Because there is still potential variability in our effective interest rate, this specific swap arrangement was not an effective hedge. Accordingly, we recorded the fair value of this derivative at December 31, 2003 by recording a liability and corresponding interest expense of $0.2 million. The fair value is adjusted to market value on a quarterly basis, with an increase in interest rates generally resulting in a reduction in the liability and a decrease to interest expense, and a decrease in interest rates generally resulting in an increase to the liability and an increase in interest expense. The fair value of the swap was included in other long-term liabilities on our balance sheet as of December 31, 2003.

In September 2004, we retired the bank loan after paying the remaining principal balance of $5.6 million. We also retired the interest rate swap agreement by paying $0.3 million to the lender, representing the fair value of this instrument on that date which was equal to the swap liability recorded on our books. This amount was charged to interest expense.

To limit our exposure to foreign currency exchange rate fluctuations with respect to British Pounds, we have periodically purchased British Pounds on the spot market and hold in a U.S. bank account. At December 31, 2004, we held British Pounds valued at approximately $8.4 million in a U.S. bank account, using the exchange rate as of period end. Such amount is included in cash on our balance sheet. During the year ended December 31, 2004, an immaterial amount of losses resulting from revaluing British Pounds at the current exchange rate were included in other income/(expense).

Comprehensive Gain (Loss) Comprehensive loss is comprised of net loss and other comprehensive gain (loss). Other comprehensive gain included unrealized gains (losses) on available-for-sale securities, translation adjustments, and unrealized gains (losses) on available-for-sale securities using the specific identification method. The comprehensive loss consists of the following components net of related tax effects (in thousands):

Years Ended December 31,	**2004**	2003	2002
Net loss	**$(101,886)**	$(65,890)	$(107,468)
Changes in net unrealized losses on available-for-sale securities	**(2,129)**	(975)	(195)
Net unrealized losses (gains) reclassified into earnings	**23**	(48)	241
Net change in cumulative translation adjustment	**792**	313	553
Comprehensive loss	**$(103,200)**	$(66,600)	$(106,869)

The components of accumulated other comprehensive income are as follows (in thousands):

December 31,	**2004**	2003
Unrealized gains (losses) on available-for-sale securities	**$(1,856)**	$250
Foreign currency translation adjustment	**1,500**	708
Total accumulated other comprehensive income	**$ (356)**	$958

Stock-Based Compensation We currently apply the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for those plans. Under this opinion, no stock-based employee compensation expense is charged for options that were granted at an exercise price that was equal to the market value of the underlying Common Stock on the date of grant. Stock compensation costs are immediately recognized to the extent the exercise price is below the fair value on the date of grant and no future vesting criteria exist.

For stock awards issued below our market price on the grant date, we record deferred compensation representing the difference between the price per share of stock award issued and the fair value of the Company's Common Stock at the time of issuance or grant, and we amortize this amount over the related vesting periods on a straight-line basis.

Pro forma information regarding net income and earnings per share required by SFAS No. 123, as amended by SFAS No. 148, regarding the fair value for employee options and employee stock purchase plan shares was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions:

December 31,	**2004**	2003	2002
Risk-free interest rate	**3.3%**	2.8%	3.8%
Dividend yield	**0.0%**	0.0%	0.0%
Volatility factor	**0.707**	0.744	0.743
Weighted-average expected life	**5 years**	5 years	5 years

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. We have presented the pro forma net loss and pro forma basic and diluted net loss per common share using the assumptions noted above.

The following table illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation (in thousands, except per share information):

Years Ended December 31,	**2004**	2003	2002
Net loss, as reported	**$(101,886)**	$(65,890)	$(107,468)
Add: stock-based employee compensation included in reported net loss	**1,423**	878	644
Deduct: total stock-based employee compensation expense determined under fair value methods for all awards	**(31,185)**	(34,300)	(35,605)
Pro forma net loss	**$(131,648)**	$(99,312)	$(142,429)
Net loss per share			
Basic and diluted, as reported	**$ (1.30)**	$ (1.18)	$ (1.94)
Basic and diluted, pro forma	**$ (1.68)**	$ (1.78)	$ (2.58)

Stock compensation expense for options granted to non-employees has been determined in accordance with SFAS No. 123 and EITF 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services*, as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The fair value of options granted to non-employees is re-measured as the underlying options vest.

Revenue Recognition We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, *Revenue Recognition in Financial Statements*, ("SAB 104"). Effective July 1, 2003, we adopted the provisions of Emerging Issues Task Force, Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, on a prospective basis.

Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectability is reasonably assured. Allowances are established for uncollectible amounts.

We enter into collaborative research and development arrangements with pharmaceutical and biotechnology partners that may involve multiple deliverables. For multiple-deliverable arrangements entered into after July 1, 2003 judgment is required in the areas of separability of units of accounting and the fair value of individual elements. The principles and guidance outlined in EITF 00-21 provide a framework to (a) determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and (b) determine how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Our arrangements may contain the following elements: collaborative research, milestones, manufacturing and supply, royalties and license fees. For each separate unit of accounting we have objective and reliable evidence of fair value using available internal evidence for the undelivered item(s), and our arrangements generally do not contain a general right of return relative to the delivered item. In accordance with the guidance in EITF 00-21, we use the residual method to allocate the arrangement consideration when it does not have fair value of a delivered item(s). Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items.

Contract revenue from collaborative research and feasibility agreements is recorded when earned based on the performance requirements of the contract. Advance payments for research and development revenue received in excess of amounts earned are classified as deferred revenue until earned. Revenue from collaborative research and feasibility arrangements are recognized as the related costs are incurred. Amounts received under these arrangements are generally non-refundable if the research effort is unsuccessful.

Payments received for milestones achieved are deferred and recorded as revenue ratably over the next period of continued development. Management makes its best estimate of the period of time until the next milestone is reached. This estimate affects the recognition of revenue for completion of the previous milestone. The original estimate is periodically evaluated to determine if circumstances have caused the estimate to change and if so, amortization of revenue is adjusted prospectively.

Product sales are derived primarily from cost-plus manufacturing and supply contracts for our PEG Reagents with individual customers in our industry. Sales terms for specific PEG Reagents are negotiated in advance. Revenues related to our product sales are recorded in accordance with the terms of the contracts. No provisions for potential product returns have been made to date because we have not experienced any significant returns from our customers.

Research and Development Research and development costs are expensed as incurred and include salaries, benefits, and other operating costs such as outside services, supplies and allocated overhead costs. We perform research and development for our proprietary products and technology development and for others pursuant to feasibility agreements and development and license agreements. For our proprietary products and internal technology development programs, we may invest our own funds without reimbursement from a collaborative partner. Under our feasibility agreements, we are generally reimbursed for the cost of work performed. Feasibility agreements are designed to evaluate the applicability of our technologies to a particular molecule and therefore are generally completed in less than one year. Under our development and license agreements, products developed using our technologies may be commercialized with a collaborative partner. Under these development and license agreements, we may be reimbursed for development costs, may also be entitled to milestone payments when and if certain development and/or regulatory milestones are achieved, and may be compensated for the manufacture and supply of clinical and commercial product. We may also receive royalties on sales of commercial product. All of our research and development agreements are generally cancelable by the partner without significant financial penalty.

Segment Reporting We report segment information in accordance with SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*. We are managed as one business segment. The entire business is comprehensively managed by our Executive Committee that reports to the Chief Executive Officer. The Executive Committee is our chief operating decision maker. We have multiple technologies, all of which are marketed to a common customer base (pharmaceutical and biotechnology companies which are typically located in the U.S. and Europe).

Our research revenue is derived primarily from clients in the pharmaceutical and biotechnology industries. Revenue from Pfizer represented 61%, 61%, and 59% of our revenue for the years ended December 31, 2004, 2003, and 2002, respectively. Deferred revenue from Pfizer represented 76%, 89%, and 72% of deferred revenue as of December 31, 2004, 2003, and 2002, respectively. Product sales relate to sale of our manufactured Advanced PEGylation Technology products by Nektar AL.

Our accounts receivable balance contains trade receivables from product sales and collaborative research agreements. On December 31, 2004, four different customers represented 25%, 23%, 16%, and 10% of our accounts receivable, respectively. On December 31, 2003, one customer represented 63% of accounts receivable.

We primarily receive contract research revenue from, and provide product sales to, customers located within the United States. Revenue is derived from customers in the following geographic areas (in thousands):

Years Ended December 31,	**2004**	2003
Contract research revenue		
United States	**$87,962**	$77,496
United Kingdom	**380**	418
Other European countries	**839**	827
All other countries	**4**	221
Total contract research revenue	**$89,185**	$78,962
Product sales		
United States	**$12,893**	$15,837
United Kingdom	**3,758**	2,121
Other European countries	**6,629**	8,139
All other countries	**1,805**	1,198
Total product sales	**$25,085**	$27,295

The net book value of our other long-lived assets is from the following geographic areas (in thousands):

Years Ended December 31,	**2004**	2003
United States	**$220,714**	$228,937
United Kingdom	**69,509**	68,728
Other European countries	**159**	183
Total	**$290,382**	$297,848

Net Loss Per Share Basic net loss per share is calculated based on the weighted-average number of common shares outstanding during the periods presented, less the weighted-average shares outstanding which are subject to our right of repurchase.

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except per share data):

Years Ended December 31,	**2004**	2003	2002
Numerator:			
Net loss	**$(101,886)**	$(65,890)	$(107,468)
Denominator:			
Weighted-average number of common shares outstanding	**78,461**	55,821	55,282
Net loss per share—basic and diluted	**$ (1.30)**	$ (1.18)	$ (1.94)

Diluted earnings per share would give effect to the dilutive impact of Common Stock equivalents which consists of convertible Preferred Stock and convertible subordinated debt (using the as-if converted method), and stock options and warrants (using the treasury stock method). Potentially dilutive securities have been excluded from the diluted earnings per share computations in all years presented as such securities have an anti-dilutive effect on loss per share due to our net loss. Potentially dilutive securities included the following (in thousands):

Years Ended December 31,	2004	2003	2002
Warrants	**36**	56	56
Options and restricted stock units	**13,976**	14,953	14,742
Convertible Preferred Stock	**875**	1,755	1,755
Convertible debentures and notes	**3,831**	19,106	6,644
Total	**18,718**	35,870	23,197

Income Taxes We account for income taxes under SFAS No. 109, *Accounting for Income Taxes*. Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of our lack of earnings history, the net deferred tax assets for our operations outside of Alabama have been fully offset by a valuation allowance.

NOTE 2—FINANCIAL INSTRUMENTS

As of December 31, 2004 and 2003, we held a portfolio exclusively of debt securities. Certain of these securities have a fair value less than their amortized cost. In accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* and EITF 03-01, we have recorded the difference between the amortized cost and fair value as a component of accumulated other comprehensive income. Management has concluded that no impairment should be recognized related to these investments because the unrealized losses incurred to date are not considered other-than-temporary. Management has reached this conclusion based upon its intention to generally hold all debt investments to maturity at which point they are redeemed at full par value, a history of actually holding the majority of our investments to maturity, and our strategy of aligning of the maturity of our debt investments to meet our cash flow needs. Therefore, we will, in most cases, have the ability to hold all of our debt investments to maturity.

We determine the fair value amounts by using available market information. At December 31, 2004 and 2003, the average portfolio duration was approximately one year, and the contractual maturity of any single investment did not exceed twenty-four months at December 31, 2004 and 2003. The gross unrealized gains on available for sale securities at December 31, 2004 and 2003 amounted to approximately nil and $0.4 million, respectively. The gross unrealized losses on available-for-sale securities at December 31, 2004 and 2003 amounted to approximately $1.9 million and approximately $0.1 million, respectively. As of December 31, 2004, there were 21 securities that had been in a loss position for twelve months or more and which had a fair value $31.4 million and an unrealized loss of $84,000. As of December 31, 2003, there were no securities that had been in a loss position for twelve months or more.

The following is a summary of operating cash and available-for-sale securities as of December 31, 2004 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
CASH AND AVAILABLE-FOR-SALE SECURITIES				
Obligations of U.S. government agencies	**$164,883**	**$ 1**	**$ (923)**	**$163,961**
Obligations of U.S. state and local government agencies	**66,500**	**—**	**—**	**66,500**
U.S. corporate obligations	**154,114**	**—**	**(918)**	**153,196**
Non U.S. corporate obligations	**4,033**	**—**	**(16)**	**4,017**
Repurchase agreements	**14,200**	**—**	**—**	**14,200**
Cash	**16,866**	**—**	**—**	**16,866**
Total Cash and Available-for-Sale Securities	**$420,596**	**$ 1**	**$(1,857)**	**$418,740**
Amounts included in cash and cash equivalents	**$104,414**	**$—**	**$ —**	**$104,414**
Amounts included in short-term investments (less than one year to maturity)	**212,586**	**—**	**(916)**	**211,670**
Amounts included in short-term investments (one to two years to maturity)	**103,596**	**1**	**(941)**	**102,656**
Total Cash and Available-for-Sale Securities	**$420,596**	**$ 1**	**$(1,857)**	**$418,740**

The following is a summary of operating cash, held-to-maturity, and available-for-sale securities as of December 31, 2003 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
HELD-TO-MATURITY SECURITIES				
U.S. treasury securities	$ 12,442	$ —	$ —	$ 12,442
CASH AND AVAILABLE-FOR-SALE SECURITIES				
Obligations of U.S. government agencies	$138,404	231	(74)	$138,561
U.S. corporate commercial paper	115,010	118	(26)	115,102
Non U.S. corporate obligations	2,343	1	(1)	2,343
Repurchase agreements	9,083	—	—	9,083
Cash	20,878	—	—	20,878
	$285,718	$350	$(101)	$285,967
Total held-to-maturity, cash, and available-for-sale securities	$298,160	$350	$(101)	$298,409
Amounts included in cash and cash equivalents	$ 64,049	$ 1	$ —	$ 64,050
Amounts included in short-term investments (less than one year to maturity)	205,610	330	(89)	205,851
Amounts included in short-term investments (one to two years to maturity)	16,059	19	(12)	16,066
Amounts included in restricted investments	12,442	—	—	12,442
Total held-to-maturity, cash, and available-for-sale securities	$298,160	$350	$(101)	$298,409

In June, July, and October 2003, we purchased an aggregate of approximately $14.8 million face value of zero coupon U.S. treasury securities pledged for the exclusive benefit of the holders of our 3% convertible subordinated notes due June 2010. These securities were noted as restricted investments on our balance sheet and were classified as held-to-maturity. In March 2004, we converted $133.3 million of 3% convertible subordinated notes due June 2010 into 11.7 million shares of Common Stock. In connection with the conversion, we agreed to pay $75.00 per $1,000 of the notes to be converted, for an aggregate payment of approximately $10.0 million. This amount was paid through the sale of these held-to-maturity pledged treasury securities. As a result there were no held-to-maturity securities as of December 31, 2004. The realized gain on these held-to-maturity securities of the date of sale was approximately $26,000.

NOTE 3—PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

December 31,	**2004**	2003
Laboratory and other equipment	**$ 66,503**	$ 53,061
Building and leasehold improvements	**85,832**	82,733
Land	**1,055**	8,067
Construction-in-progress	**61,525**	64,884
Property and equipment at cost	**214,915**	208,745
Less accumulated amortization and depreciation	**(63,668)**	(59,357)
Property and equipment, net	**$151,247**	$149,388

At December 31, 2003, building and leasehold improvements included $29.6 million related to a build-to-suit lease with a real estate partnership. This partnership was 49% owned by us and was fully consolidated into our operations. Accumulated depreciation of the building under lease was approximately $6.6 million for the year ended December 31, 2003. During the year ended December 31, 2004, we entered into a redemption agreement with respect to our interest in the partnership (see Note 13). We simultaneously entered into a sale-leaseback agreement and, in accordance with FAS 98, *Accounting for Leases,* we capitalized the building by recording a capital lease asset and obligation equal to the fair market value of the leased asset of $25.5 million. Accumulated amortization of the building under lease was approximately $1.1 million for the year ended December 31, 2004. Amortization of capital leases is included in depreciation expense.

Construction-in-progress includes assets associated with the scale-up of our commercial manufacturing operations.

Depreciation expense for the years ended December 31, 2004, 2003, and 2002 was $12.6 million, $12.3 million, and $12.6 million, respectively.

In accordance with SFAS No. 2, *Accounting for Research and Development Costs,* we have expensed certain amounts paid for plant design, engineering, and validation costs for the automated assembly line equipment that will be used in connection with the manufacture of the inhaler device for Exubera® because such costs have no alternative future use.

The total amount expensed was $1.7 million, $6.6 million, and $7.3 million, for the years ended December 31, 2004, 2003, and 2002, respectively. As of December 31, 2004, the capitalized net book value of the automated assembly line equipment located at our contract manufactures' sites totals $25.2 million. These assets are intended to be used in connection with the manufacture of the inhaler device for Exubera®. The total amount capitalized amounted to $0.2 million, $1.4 million, and $4.6 million for the years ended December 31, 2004, 2003, and 2002, respectively. These amounts have been capitalized based upon our determination that the related assets have alternative future use and therefore have separate economic or realizable value.

NOTE 4—SIGNIFICANT COLLABORATIVE RESEARCH AND DEVELOPMENT AND PRODUCT AGREEMENTS

We perform research and development for others pursuant to feasibility agreements and collaborative development and license agreements. Under the feasibility agreements, we are generally reimbursed for the cost of work performed. Under our development and license agreements, we may be reimbursed for a portion of our development costs and may also be entitled to milestone payments when and if certain development and/or regulatory milestones are achieved. We may also receive royalties on sales of commercial product. All of our research and development agreements are generally cancelable by our partners without significant financial penalty to the partner. Cost associated with product agreements are recorded as costs of goods sold.

In July 2002, we announced a collaboration arrangement with Chiron Corporation for development of an inhaleable powdered version of PA2794, a proprietary Chiron antibiotic from a class commonly used to treat pulmonary infections. In October 2003, we announced that, at the request of Chiron, for strategic marketing reasons, we discontinued development of this product. We recognized nil, $3.6 million and $1.6 million in revenues for the years ended December 31, 2004, 2003, and 2002, respectively, related to this collaboration.

We entered into an agreement with Eyetech Pharmaceuticals, Inc. in February 2002 to supply our Advanced PEGylation Technology in the development and commercial manufacturing of Macugen® (pegaptanib sodium injection), a PEGylated anti-Vascular Endothelial Growth Factor aptamer currently approved for marketing approval in the U.S. and filed for approval in the EU by Eyetech and its partner, Pfizer. Macugen® is indicated for the treatment of age-related macular degeneration ("AMD"), which is the leading cause of blindness among Americans over the age of 55. Nektar received development milestone payments and will receive royalties on sales of commercialized products, as well as revenues from exclusive manufacturing of the PEG derivative. We will share a portion of the profits on this product with Enzon Pharmaceuticals, Inc. Macugen® is also in Phase II testing for the treatment of diabetic macular edema ("DME"). Under this agreement we recognized revenue of approximately $1.5 million and $0.7 million in 2004 and 2003, respectively.

In February 2002, we entered into a collaboration with Unimed Pharmaceuticals, Inc., a wholly-owned subsidiary of Solvay Pharmaceuticals, Inc., to develop an MDI formulation of dronabinol (synthetic delta-9-tetrahydrocannabinol) to be used for multiple indications. Dronabinol is the active ingredient in Unimed's MARINOL® capsules. MARINOL® capsules are approved in the U.S. for the treatment of anorexia associated with weight loss in patients with AIDS and for the treatment of refractory nausea and vomiting associated with cancer chemotherapy. In the second quarter of 2003, Unimed initiated a Phase I trial. Under the terms of the collaboration, we will be responsible for development of the formulation, as well as clinical and commercial manufacturing of the drug formulation delivery and device. Solvay will be responsible for the clinical development and worldwide commercialization of the drug formulation and delivery device combination. We will receive research and development funding, milestone payments as the program progresses through further clinical testing, and royalty payments on product sales and manufacturing revenues if the product is commercialized. Under this agreement we recognized revenue of approximately $5.5 million, $5.3 million, and $0.5 million in 2004, 2003, and 2002, respectively.

In November 2001, we entered into a collaboration with Chiron to develop a next-generation inhaleable formulation of tobramycin for the treatment of *Pseudomonas aeruginosa* in cystic fibrosis patients and to explore the development of other inhaled antibiotics using our Pulmonary Technology. We recognized $7.3 million, $5.8 million, and $5.9 million in revenue for the years ended December 31, 2004, 2003, and 2002 respectively, related to this collaboration.

We entered into a license, manufacturing, and supply agreement for CDP 870 (PEG-anti-TNF alpha antibody fragment) with Celltech Group plc in 2000, which was subsequently assigned to Pharmacia for the rheumatoid arthritis indication. In October 2002, Pharmacia initiated Phase III clinical trials with CDP 870. In April 2003, Pfizer acquired Pharmacia and in February 2004, Pfizer reassigned rights to CDP 870 back to Celltech. In 2004, Celltech was acquired by UCB Pharma. Under the agreement, we receive milestone payments, royalties on product sales, and PEG manufacturing revenues if the product is commercialized, which are partially shared with Enzon. Celltech is also assessing CDP 870 in Phase III studies as a treatment for Crohn's disease. Under this agreement, we recognized product revenue of approximately $8.5 million and $5.0 million for the years ended December 31, 2004 and 2003, respectively.

We entered into a manufacturing agreement with Schering-Plough Corporation in February 2000 whereby we provide one of our PEG reagents used in the manufacture of PEG-INTRON® (peginterferon alfa-2b) used in the treatment of the hepatitis C virus. Under this agreement, we recognized product revenue of approximately $0.7 million and $1.1 million for the years ended December 31, 2004 and 2003, respectively.

We entered into a license, manufacturing and supply agreement with Sensus Drug Development Corporation (which was subsequently acquired by Pfizer) in January 2000 for the PEGylation of Somavert® (pegvisomant), a human growth hormone receptor antagonist. The agreement provides us with milestone payments, rights to manufacture the PEG reagent, and a share of revenues. Somavert® has been approved for marketing in the U.S. and Europe for the treatment of certain patients with acromegaly. In 2004, 2003, and 2002, Somavert® accounted for approximately $1.2 million, $4.8 million, and $3.3 million, respectively, of our product sales.

We entered into a license, supply, and manufacturing agreement with Confluent Surgical, Inc. in August 1999, for use of our PEG-hydrogel in Confluent's SprayGel™ adhesion barrier systems. Under the terms of this arrangement, we manufacture and supply PEG components used in the SprayGel™ system and receive manufacturing and supply revenues from Confluent. We may also receive royalty payments on sales of commercialized products. SprayGel™ was approved for commercial distribution in Europe, receiving product certification by European regulatory authorities in November 2001. In June 2002, Confluent initiated Phase II/III pivotal trials in the U.S. of SprayGel™. Under this agreement we recognized revenue of approximately $0.3 million and $0.3 million in 2004 and 2003, respectively.

We entered into a license, manufacturing and supply agreement in February 1997 with F. Hoffmann-La Roche Ltd. whereby we license to Roche the PEG reagent used in Roche's PEGASYS® (peginterferon alfa-2b) product for the treatment of chronic hepatitis C. This agreement provides us with milestone payments, rights to manufacture the PEG reagent and a share of revenues related to the PEGASYS® product. A subsequent agreement with Roche related to further collaborative work on PEGASYS® was entered into in April 1999 to develop the PEGylated interferon alfa-2a product. In 2004, 2003, and 2002, Roche accounted for approximately $3.2 million, $4.7 million, and $3.4 million, respectively, of our product sales.

In January 1997, we entered into a collaborative agreement with Centeon (later Aventis-Behring) to develop a pulmonary formulation of alpha-1 proteinase inhibitor to treat patients with alpha-1 antitrypsin deficiency, or genetic emphysema. In January 2004, the agreement was terminated. Under this agreement, we recognized revenue of approximately $2.1 million, $0.9 million, and $3.5 million in 2004, 2003, and 2002, respectively.

We entered into a license, manufacturing and supply agreement with Amgen Inc., in July 1995 to supply one of our PEG reagents, which is utilized in the manufacture of Amgen's Neulasta®. This product is indicated for reducing the incidence of infection, as manifested by febrile neutropenia in patients with non-myeloid malignancies receiving myelosuppresive anti-cancer drugs. The FDA approved Neulasta® for marketing in the United States in late January 2002. Under this agreement, we recognized product sales revenue of approximately $5.2 million, $6.2 million, and $2.9 million in 2004, 2003, and 2002, respectively.

In January 1995, we entered into a collaborative development and license agreement with Pfizer to develop Exubera® based on our Pulmonary Technology. Under the terms of the agreement, we receive funding consisting of initial fees, contract research and development funding, and progress payments. Upon execution of the agreement, Pfizer purchased $5.0 million of our Common Stock. In addition, in October 1996, Pfizer purchased an additional $5.0 million of our Common Stock. Pfizer has global commercialization rights for Exubera® while we receive royalties on sales of commercialized products. We will manufacture a portion of inhaleable insulin powder and supply pulmonary inhaler devices to Pfizer. Under this agreement, we recognized revenue of approximately $64.4 million, $55.4 million, and $56.1 million in 2004, 2003, and 2002, respectively.

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS

In 2001 we acquired two businesses. The cost to acquire these businesses has been allocated to the assets acquired (including intangibles) and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill.

Goodwill is tested for impairment at least annually or on an interim basis if an event occurs or circumstances change that would more-likely-than-not reduce the fair value below our carrying value. We performed our annual impairment test and determined that on a consolidated basis, the undiscounted cash flow from our long-range forecast exceeds the carrying amount of our goodwill. The carrying value of goodwill is $130.1 million as of December 31, 2004 and 2003.

Goodwill will be tested for impairment using a two-step approach. The first step is to compare our fair value to our net asset value, including goodwill. If the fair value is greater than our net asset value, goodwill is not considered impaired and the second step is not required. If the fair value is less than our net asset value, the second step of the impairment test measures the amount of the impairment loss, if any. The second step of the impairment test is to compare the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value is allocated to all of the assets and liabilities (including any unrecognized intangible assets) as if they had been acquired in a business combination and the fair value was the purchase price. The excess "purchase price" over the amounts assigned to assets and liabilities would be the implied fair value of goodwill.

The impairment tests for goodwill are performed at the corporate entity level, which we have identified to be our only reporting unit. In the future, we may determine that impairment tests should be performed at a level below the reporting unit level, depending on whether certain criteria are met.

We periodically evaluate whether changes have occurred that would require revision of the remaining estimated useful lives of our other intangible assets or otherwise render the assets unrecoverable. If such an event occurred, we would determine whether the other intangibles are impaired. To date, there have been no events or changes in circumstances that would indicate that the carrying value of such assets may not be recoverable, and therefore we have determined that there has been no impairment on our intangible and other long-lived assets, including capitalized assets related to Exubera®. The components of our other intangible assets at December 31, 2004, are as follows (in thousands except useful life):

	Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net
Core technology	5	$ 8,100	$ 5,670	$2,430
Developed product technology	5	2,900	2,030	870
Intellectual property	5-7	7,301	5,500	1,801
Supplier and customer relations	5	5,140	3,785	1,355
Total		$23,441	$16,985	$6,456

Amortization expense related to other intangible assets totaled $4.5 million for each of the years ended December 31, 2004, 2003, and 2002 ($0.6 million and $0.3 million was recorded to cost of sales for the years ended December 31, 2004 and 2003, respectively). The following table shows expected future amortization expense for other intangible assets until they are fully amortized (in thousands):

Years Ending December 31,	
2005	$4,507
2006	1,949
Thereafter	—
Total	$6,456

NOTE 6—DEPOSITS AND OTHER ASSETS, OTHER ACCRUED EXPENSES, AND OTHER LONG-TERM LIABILITIES

Deposits and other assets consist of the following (in thousands):

December 31,	**2004**	2003
Debt issuance costs, net	**$2,173**	$6,759
Deposits and other assets	**386**	618
Total deposits and other assets	**$2,559**	$7,377

Debt issuance costs are associated with our outstanding series of convertible subordinated debentures and notes (see Note 7) and are amortized to interest expense ratably over the term of the related debt.

Other accrued expenses consist of the following (in thousands):

December 31,	**2004**	2003
Accrued research and development expenses (other than compensation)	**$ 2,789**	$ 4,012
Accrued general and administrative expenses (other than compensation)	**2,054**	2,282
Accrued compensation	**8,629**	9,705
Deferred gain on sale of interest in partnership	**1,593**	—
Total other accrued expenses	**$15,065**	$15,999

Deferred gain on sale of interest in partnership is associated with our sale-leaseback transaction of one of our facilities and is being amortized over the term of the lease (see Note 13).

Other long-term liabilities consist of the following (in thousands):

December 31,	**2004**	2003
Tenant improvement loan and equipment leases	**$ 1,398**	$ 7,305
Deferred gain on sale of interest in partnership	**10,596**	—
Loan from Pfizer	**9,165**	4,766
Deferred revenue	**1,131**	961
Minority interest in partnerships	**—**	(1,951)
Other	**2**	875
Total other long-term liabilities	**$22,292**	$11,956

The tenant improvement loan and equipment leases represent the long-term portion of the present value of a tenant improvement loan and certain equipment leases (see Note 8). Loan from Pfizer relates to a non-interest bearing loan from Pfizer which is contingently payable upon a commercial launch of Exubera® (see Note 8). Minority interest in partnership relates to our partnerships with Inhale 201 and with Shearwater LLC, both of which were dissolved during the year ended December 31, 2004 (see Note 13).

Restructurings Included in accrued expenses is the following restructuring activity:

In December 2003, we recorded a total charge of approximately $2.0 million related to a workforce reduction of 35 employees, which represented approximately 5% of our base employees. The reduction affected all business locations. The $2.0 million charge included $1.1 million in severance compensation, $0.1 million in health benefits, $0.2 million in out placement services, and $0.6 million of non-cash expenses related to stock compensation. Approximately $1.6 million of this amount was included in research and development expenses and approximately $0.3 million was included in general and administrative expenses. The liability as of December 31, 2003 was $0.3 million. The following table summarizes activity in accrued expenses for this restructuring (in thousands):

	Accrual	Utilization	Balance 12/31/03	Reversal	Utilization	**Balance 12/31/04**
Severance compensation	$1,120	$ (963)	$157	$ —	$(157)	**$ —**
Health benefits	66	(4)	62	(11)	(72)	**(21)**
Outplacement	182	(102)	80	(13)	(45)	**22**
Stock compensation	600	(600)	—	—	—	**—**
Total	$1,968	$(1,669)	$299	$(24)	$(274)	**$ 1**

In December 2002, we recorded a charge of approximately $2.6 million related to a workforce reduction of 73 employees, which represented approximately 10% of our employees. The reduction affected all business functions and job classes mainly at our San Carlos facility. The $2.6 million charge included $1.7 million in severance compensation, $0.5 million in health benefits, $0.3 million in out placement services, and $0.1 million of non-cash expenses related to stock compensation. Approximately $2.1 million of this amount was included in research and development expenses and approximately $0.5 million was included in general and administrative expenses. During December 2002, $1.0 million was paid out associated with severance and other employee benefits. At December 31, 2002, we had a remaining accrual of $1.6 million of which $1.4 million was paid out in the first quarter of 2003. The excess $0.2 million was reversed during the second quarter of 2003. The following table summarizes activity in accrued expenses for this restructuring (in thousands):

	Balance 12/31/02	Reversal	Utilization	Balance 12/31/03
Severance compensation	$1,179	$ —	$ (1,179)	$—
Health benefits	64	—	(64)	—
Outplacement	334	(201)	(133)	—
Stock compensation	—	—	—	—
Total	$1,577	$(201)	$(1,376)	$—

In September 2002, we incurred restructuring charges associated with the disposal of a purchased technology. In connection with this disposal, we incurred a total charge of approximately $2.6 million comprised of $1.2 million in salaries, $0.5 million as a reserve for fixed assets, $0.3 million as a reserve for other assets, and $0.6 million for outside services. All of these charges were expensed to research and development. The liability as of December 31, 2004, 2003, and 2002 was $0.2 million, $0.7 million, and $2.5 million, respectively. The following table summarizes activity in accrued expenses for this restructuring (in thousands):

	Balance 12/31/02	Utilization	Balance 12/31/03	Utilization	**Balance 12/31/04**
Severance compensation	$1,162	$(1,162)	$ —	$ —	**$ —**
Fixed assets	492	(231)	261	(261)	**—**
Other assets	272	(75)	197	(30)	**167**
Outside services	549	(332)	217	(199)	**18**
Total	$2,475	$(1,800)	$675	$(490)	**$185**

NOTE 7—CONVERTIBLE SUBORDINATED NOTES AND DEBENTURES

In April 2004, we called for redemption of all of our outstanding 6.75% convertible subordinated notes due October 2006. Holders of all but $10,000 in principal amount converted their notes prior to the redemption date, resulting in the issuance of approximately 0.5 million shares of our Common Stock. We redeemed the $10,000 in principal amount not converted into equity for cash in the amount of $10,000. The aggregate amount of notes converted was approximately $7.8 million.

In March 2004, we called for the full redemption of our outstanding 3% convertible subordinated notes due June 2010. The aggregate principal amount outstanding of the notes at the time of the call for redemption was $133.3 million, all of which was converted into approximately 11.7 million shares of Common Stock prior to the redemption date. In connection with the conversion, we paid $75.00 in cash per $1,000 of the notes to be converted, for an aggregate payment of approximately $10.0 million. This payment was recorded as interest expense.

In February 2004, certain holders of our outstanding 3% convertible subordinated notes due June 2010 converted approximately $36.0 million in aggregate principal amount of such notes for approximately 3.2 million shares of our Common Stock and a cash payment of approximately $3.1 million in the aggregate in privately negotiated transactions.

In January 2004, certain holders of our outstanding 3.5% convertible subordinated notes due October 2007 completed an exchange and cancellation of $9.0 million in aggregate principal amount of the notes for the issuance of approximately 0.6 million shares of our Common Stock in a privately negotiated transaction.

As a result of the transactions related to convertible subordinated debt during the year ended December 31, 2004, our total contractual obligation with regard to convertible subordinated debt has decreased from $360.0 million at December 31, 2003 to $173.9 million at December 31, 2004. All of our outstanding convertible subordinated debt as of December 31, 2004 will mature in 2007 when payment of principal and accrued but unpaid interest will be due in a balloon payment.

The following summarizes our outstanding convertible subordinated debt as of December 31, 2004:

Class	Maturity	Amount Outstanding	Conversion Price
5%	February 2007	$ 61.4 million	$38.36
3.5%	October 2007	$112.5 million	$50.46

The 5% debt was issued in February 2000 to certain qualified institutional buyers pursuant to an exemption under Rule 144A of the 1933 Act. Interest on the notes accrues at a rate of 5.0% per year, subject to adjustment in certain circumstances. The notes will mature in February 2007 and are convertible, at the discretion of the holder, into shares of our Common Stock at a conversion price of $38.355 per share, subject to adjustment in certain circumstances. The notes were redeemable in part or in total at any time before February 8, 2003 at an exchange premium of $137.93 per $1,000 principal amount, less any interest actually paid on the notes before the call for redemption, if the closing price of our Common Stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days. We can redeem some or all of the notes at any time after February 8, 2003, with redemption prices dependent upon the date of the redemption. Interest is payable semi-annually on August 8 and February 8. The notes are unsecured subordinated obligations, which rank junior in right of payment to all of our existing and future Senior Debt. At December 31, 2004, $61.4 million of these 5.0% convertible subordinated notes remain outstanding.

The 3.5% debt was issued in October 2000 to certain qualified institutional buyers pursuant to an exemption under Rule 144A of the 1933 Act. Interest on the notes accrues at a rate of 3.5% per year, subject to adjustment in certain circumstances. The notes will mature in October 2007 and are convertible, at the discretion of the holder, into shares of our Common Stock at a conversion price of $50.46 per share, subject to adjustment under certain circumstances. The notes were redeemable in part or in total at any time before October 17, 2003 at $1,000 per $1,000 principal amount plus a provisional redemption exchange premium, payable in cash or shares of Common Stock, of $105.00 per $1,000 principal amount, plus accrued and unpaid interest, if any, to the redemption date, if the closing price of our Common Stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days. The notes are also redeemable in part or in total at any time after October 17, 2003 at certain redemption prices dependent upon the date of redemption if the closing price of our Common Stock has exceeded 120% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days. Interest is payable semi-annually on April 17 and October 17. The notes are unsecured obligations, which rank junior in right of payment to all of our existing and future Senior Debt. At December 31, 2004, $112.5 million of these 3.5% convertible subordinated notes remain outstanding.

Costs relating to the issuances of these notes and debentures are recorded as long-term assets and are amortized to interest expense over the term of the debt. As of December 31, 2004 and 2003, we had approximately $173.9 million and $360.0 million in outstanding convertible subordinated notes and debentures with a fair market value of approximately $171.3 million and $406.6 million, respectively. The fair market was obtained through quoted market prices.

For the year ended December 31, 2004, we recognized a loss on debt extinguishment in connection with two privately negotiated transactions to convert our outstanding convertible subordinated notes into shares of our Common Stock. In January 2004, certain holders of our outstanding 3.5% convertible subordinated notes due October 2007 completed an exchange and cancellation of $9.0 million in aggregate principal amount of the notes for the issuance of 0.6 million shares of our Common Stock in a privately negotiated transaction. In February 2004, certain holders of our outstanding 3% convertible subordinated notes due June 2010 converted approximately $36.0 million in aggregate principal amount of such notes for approximately 3.2 million shares of our Common Stock and a cash payment of approximately $3.1 million in the aggregate in privately negotiated transactions. As a result of these transactions, we recognized losses on debt extinguishment of approximately $7.8 million and $1.5 million, respectively, in accordance with SFAS No. 84, *Induced Conversions of Convertible Debt*.

For the year ended December 31, 2003, gain on debt extinguishment totaled $12.0 million. Gain on debt extinguishment included a $4.3 million gain from the repurchase of $20.5 million of 3.5% convertible subordinated notes due October 2007 for $16.2 million during the second quarter of 2003. Gain on debt extinguishment also included a $7.7 million gain recorded in the fourth quarter of 2003 from the exchange of $87.9 million of 3.5% convertible subordinated notes due October 2007 for the issuance of $59.3 million of newly issued 3% convertible subordinated notes due June 2010.

NOTE 8—DEBT

Tenant Improvement Loans In November 1997, we received from the landlord of our facility in San Carlos, California, a loan of $5.0 million to fund a portion of the cost of improvements made to the facility. The loan bears interest at 9.46% per annum, and principal and interest payments are payable monthly over the ten-year loan term with a balloon payment of $4.5 million due in November 2007. In October 2002, we renegotiated the terms of this loan. As a result, we made a $1.5 million principal payment and reduced the interest rate by 1.5%. In October 2003, we made an additional $1.9 million principal payment. The loan now bears an interest rate of 7.96% per annum, and principal and interest payments are payable monthly over the original ten-year loan term with a balloon payment of $1.4 million due in November 2007.

Future non-cancelable principal payments under this tenant improvement loan as of December 31, 2004 are as follows (in thousands):

Years Ending December 31,	
2005	$ 121
2006	121
2007	1,464
Total minimum payments required	1,706
Less amount representing interest	311
Present value of future payments	1,395
Less current portion	11
Non-current portion	$1,384

Real Estate Capital Leases We occupy a facility in San Carlos under a capital lease for which a portion expires in August 2007, while the remainder expires in September 2016.

Under the terms of the lease our rent will increase by 2% in October of each year. The total committed future minimum lease payments under the terms of these capital lease agreements are as follows (in thousands):

Years Ending December 31,	
2005	$ 5,855
2006	5,973
2007	5,242
2008	3,986
2009	4,065
2010 and thereafter	29,641
Total minimum payments required	54,762
Less amount representing interest	29,662
Present value of future payments	25,100
Less current portion	1,532
Non-current portion	$23,568

We have recorded a total liability of $25.1 million and $31.2 million relating to this lease as of December 31, 2004 and 2003, respectively, which represents the present value of future minimum payments on the lease. During the year ended December 31, 2004, we entered into a redemption agreement with respect to our interest in the partnership (see Note 13). We simultaneously entered into a sale-lease-back agreement and, in accordance with FAS 98, *Accounting for Leases,* we capitalized the building by recording a capital lease asset and obligation equal to the fair market value of the leased asset of approximately $25.5 million. The interest rate on the lease is 18.0%.

Other Debt We have recorded a long-term liability of $9.2 million and $4.8 million as of December 31, 2004 and 2003, respectively, in connection with a non-interest bearing loan from Pfizer. This loan is contingently payable only upon commercial launch of Exubera® in the United States.

NOTE 9—COMMITMENTS AND CONTINGENCIES

Operating Leases We lease certain facilities under arrangements expiring through June 2012. Rent expense was approximately $3.0 million, $3.2 million, and $3.9 million for the years ended December 31, 2004, 2003, and 2002, respectively.

Future non-cancelable commitments under operating leases as of December 31, 2004 are as follows (in thousands):

Years Ending December 31,	
2005	$ 2,652
2006	2,624
2007	2,557
2008	2,537
2009	2,462
2010 and thereafter	6,073
Total minimum payments required	$18,905

Legal Matters On September 3, 2004, a purported securities class action complaint styled *Norman Rhodes, et al. v. Nektar Therapeutics, Ajit Gill, J. Milton Harris, and Robert B. Chess,* Case No. C 04-03735 JSW, was filed in the United States District Court for the Northern District of California against Nektar Therapeutics (the "Company") and certain of its current officers and directors. The complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5. The plaintiff seeks to represent a putative class of all purchasers of the Company's securities between March 4, 2004 and August 4, 2004 (the "Class Period"). The complaint generally alleges that, during that Class Period the Company and the individual defendants made false or misleading statements in certain press releases regarding Exubera®. The Complaint seeks unspecified monetary damages and other relief against all defendants. One motion for appointment of a lead plaintiff has been filed, and that motion is pending. The action is in a very early stage, and defendants have not responded to the complaint.

This litigation may be costly and could prove to be time consuming and disruptive to normal business operations. There can be no assurance that we will prevail or that the cost of defending these lawsuits will be covered by our insurance policies. While it is not possible to predict accurately or to determine the eventual outcome of this litigation, an unfavorable outcome or settlement of this litigation could have a material adverse effect on our financial position, liquidity, or results of operations.

From time to time, we may be involved in other lawsuits, claims, investigations and proceedings, consisting of intellectual property, commercial, employment and other matters, which arise in the ordinary course of business. In accordance with SFAS No. 5, *Accounting for Contingencies,* we make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, ruling, advice of legal counsel, and other information and events pertaining to a particular case. Litigation is inherently unpredictable. If any unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations of that period or on our cash and/or liquidity.

Workers Compensation Pursuant to the terms of our worker's compensation insurance policy, we are subject to self-fund all claims up to $250,000 per occurrence subject to a maximum of $739,250 for the term of the insurance policy, November 1, 2004-October 31, 2005. Historically, we have not been obligated to make significant payments for these obligations, and no significant liabilities have been recorded for these obligations on our balance sheet as of December 31, 2004 or 2003.

Royalties We have certain royalty commitments associated with the shipment and licensing of certain products. Royalty expense was approximately $2.0 million, $3.1 million, and $1.2 million for the years ended December 31, 2004, 2003, and 2002, respectively. The overall maximum amount of the obligations is based upon sales of the applicable product and cannot be reasonably estimated.

Director and Officer Indemnifications As permitted under Delaware law, and as set forth in our Certificate of Incorporation and our Bylaws, we indemnify our directors, executive officers, other officers, employees, and other agents for certain events or occurrences that arose while in such capacity. The maximum potential amount of future payments we could be required to make under this indemnification is unlimited; however, we have insurance policies that may limit our exposure and may enable us to recover a portion of any future amounts paid. Assuming the applicability of coverage, the willingness of the insurer to assume coverage, and subject to certain retention, loss limits and other policy provisions, we believe any obligations under this indemnification are not material, other than an initial $500,000 per incident retention deductible per our insurance policy. However, no assurances can be given that the covering insurers will not attempt to dispute the validity, applicability, or amount of coverage without expensive litigation against these insurers, in which case we may incur substantial liabilities as a result of these indemnification obligations. Because the obligated amount of this agreement is not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on our balance sheet as of December 31, 2004 or 2003.

Indemnification Underwriters and Initial Purchasers of Our Securities In connection with our sale of equity and convertible debt securities from, we have agreed to defend, indemnify and hold harmless our underwriters or initial purchasers, as applicable, as well as certain related parties from and against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The term of these indemnification obligations is generally perpetual. There is no limitation on the potential amount of future payments we could be required to make under these indemnification obligations. We have never incurred costs to defend lawsuits or settle claims related to these indemnification obligations. If any of our indemnification obligations are triggered, however, we may incur substantial liabilities. Because the obligated amount of this agreement is not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on our balance sheet as of December 31, 2004 or 2003.

Strategic Alliance—Enzon In January 2002, we announced a broad strategic alliance with Enzon Pharmaceuticals, Inc. that included a collaboration to develop up to three products using our Pulmonary Technology and/or Supercritical Fluids Technology. Under the terms of the agreement, we are responsible for the development of drug formulations for the agreed upon pharmaceutical agents. We are required to self-fund a portion of these costs. As of December 31, 2004, we are required to fund up to an incremental $3.0 million in the coming years without reimbursement for research and development expenses. To date these costs, amounting to $14.0 million, have been included in our research and development expenses. After our funding requirement has been met, Enzon will have an option to license the products and if they exercise this option, they will be required to provide research and development funding, as well as milestone payments, should the products progress through clinical testing.

Manufacturing and Supply Agreement with Contract Manufacturers In August 2000, we entered into a Manufacturing and Supply Agreement with our contract manufacturers to provide for the manufacturing of our pulmonary inhaler device for Exubera®. Under the terms of the Agreement, we may be obligated to reimburse the contract manufacturers for the actual unamortized and unrecovered portion of any equipment procured or facilities established and the interest accrued for their capital overlay in the event that Exubera® does not gain FDA approval to the extent that the contract manufacturers cannot re-deploy the assets. While such payments may be significant, at the present time, it is not possible to estimate the loss that will occur should Exubera® not be approved. We have also agreed to defend, indemnify and hold harmless the contract manufacturers from and against third party liability arising out of the agreement, including product liability and infringement of intellectual property. There is no limitation on the potential amount of future payments we could be required to make under these indemnification obligations. We have never incurred costs to defend lawsuits or settle claims related to these indemnification obligations. If any of our indemnification obligations is triggered, we may incur substantial liabilities. Because the obligated amount of this agreement is not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on our balance sheet as of December 31, 2004 or 2003.

Security Agreement with Pfizer Inc In connection with the Collaboration, Development and License Agreement ("CDLA") dated January 18, 1995 that we entered into with Pfizer for the development of the Exubera® product, we entered into a Security Agreement pursuant to which our obligations under the CDLA and certain Manufacturing and Supply Agreements related to the manufacture and supply of powdered insulin and pulmonary inhaler devices for the delivery of powdered insulin, are secured. Our default under any of these agreements triggers Pfizer's rights with respect to property relating solely to, or used or which will be used solely in connection with, the development, manufacture, use and sale of Exubera® including proceeds from the sale or other disposition of the property. Because the obligated amount of this agreement is not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on our balance sheet as of December 31, 2004 or 2003.

Collaboration Agreements for Pulmonary Products As part of our collaboration agreements with our partners for the development, manufacture and supply of products based on our Pulmonary Technology, we generally agree to defend, indemnify and hold harmless our partners from and against third party liabilities arising out of the agreement, including product liability and infringement of intellectual property. The term of these indemnification obligations is generally perpetual any time after execution of the agreement. There is no limitation on the potential amount of future payments we could be required to make under these indemnification obligations. We have never incurred costs to defend lawsuits or settle claims related to these indemnification obligations. If any of our indemnification obligations is triggered, we may incur substantial liabilities. Because the obligated amount of this agreement is not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on our balance sheet as of December 31, 2004 or 2003.

License, Manufacturing and Supply Agreements for Products Based on Our Advanced PEGylation Technology As part of our license, manufacturing and supply agreements with our partners for the development and/or manufacture and supply of PEG reagents based on our Advanced PEGylation Technology, we generally agree to defend, indemnify and hold harmless our partners from and against third party liabilities arising out of the agreement, including product liability and infringement of intellectual property. The term of these indemnification obligations is generally perpetual any time after execution of the agreement. There is no limitation on the potential amount of future payments we could be required to make under these indemnification obligations. We have never incurred costs to defend lawsuits or settle claims related to these indemnification obligations. If any of our indemnification obligations is triggered, we may incur substantial liabilities. Because the obligated amount of this agreement is not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on our balance sheet as of December 31, 2004 or 2003.

Lease Restoration We have several leases for our facilities in multiple locations. In the event that we do not exercise our option to extend the term of the lease, we guarantee certain costs to restore the property to certain conditions in place at the time of lease. We believe the estimated fair value of this guarantee is minimal. Because the obligated amount of this agreement is not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on our balance sheet as of December 31, 2004 or 2003.

NOTE 10—STOCKHOLDERS' EQUITY

Preferred Stock We have authorized 10,000,000 shares of Preferred Stock, each share having a par value of $0.0001. Three million one hundred thousand (3,100,000) shares of Preferred Stock are designated Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") and forty thousand (40,000) shares of preferred stock are designated as Series B Convertible Preferred Stock (the "Series B Preferred Stock").

Series A Preferred Stock On June 1, 2001 the Board of Directors approved the adoption of a Share Purchase Rights Plan (the "Plan"). Terms of the Plan provide for a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of our Common Stock (the "Common Shares"). The Rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by our Board of Directors. The dividend distribution was payable on June 22, 2001 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Preferred Stock at a price of $225.00 per one one-hundredth of a share of Series A Preferred Stock (the "Purchase Price"), subject to adjustment. Each one one-hundredth of a share of Series A Preferred Stock has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a Common Share.

The Rights are not exercisable until the Distribution Date (as defined in the Certificate of Designation for the Series A Preferred Stock). The Rights will expire on June 1, 2011, unless the Rights are earlier redeemed or exchanged by us. Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred Stock would be entitled to a minimum preferential liquidation payment of $100 per share, but would be entitled to receive an aggregate payment equal to 100 times the payment made per Common Share. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount of consideration received per Common Share. Because of the nature of the Series A Preferred Stock dividend and liquidation rights, the value of one one-hundredth of a share of Series A Preferred Stock should approximate the value of one Common Share. The Series A Preferred Stock ranks junior to the Series B Preferred Stock and would rank junior to any other series of preferred stock. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

Series B Convertible Preferred Stock In connection with a strategic alliance with Enzon Pharmaceuticals, Inc., we entered into a Preferred Stock Purchase Agreement pursuant to which we sold to Enzon and Enzon purchased from us 40,000 shares of non-voting Series B Preferred Stock at a purchase price of one thousand dollars ($1,000) per share for an aggregate purchase price of $40.0 million. A Certificate of Designation filed with the Secretary of State of Delaware sets forth the rights, privileges and preferences of the Series B Preferred Stock. Pursuant to the Certificate of Designation, the Series B Preferred Stock does not have voting rights. The Series B Preferred Stock is convertible, in whole or in part, into that number of shares of our Common Stock (the "Conversion Shares") equal to the quotient of $1,000 per share divided by the Conversion Price. The "Conversion Price" was initially $22.79 per share or 125% of the Closing Price and at no time can the Preferred Stock convert into shares of Common Stock at a discount to the Closing Price. The "Closing Price" equals $18.23 per share and was based upon the average of our closing bid prices as listed on the Nasdaq® National Market for the twenty (20) trading days preceding the date of the closing of the transaction.

The Series B Preferred Stock is convertible at the option of the holder. In accordance with the rights, privileges, and preferences of the Series B Preferred Stock pursuant to the certificate of designation, on January 7, 2005 the Conversion Price was adjusted to be equal to $19.49 per share based on the average of the closing bid prices of our Common Stock as quoted on the Nasdaq® National Market for the 20 trading days preceding January 7, 2005.

To the extent not previously converted, the Series B Preferred Stock will automatically convert into shares of our Common Stock, based on the then effective Conversion Price, upon the earliest of (i) the fourth anniversary of the Original Issue Date (January 7, 2006); (ii) immediately prior to an Asset Transfer or Acquisition (as defined in the Certificate of Designation); or (iii) with the consent of the holders of a majority of the then outstanding Series B Preferred Stock immediately prior to a liquidation, dissolution or winding up of Nektar. In the event of an automatic conversion pursuant to an asset transfer, acquisition or liquidation, the adjustment mechanism described above will be applied immediately prior to the automatic conversion.

In the event of our liquidation, dissolution or winding down, either voluntary or involuntary, following the payment of any distributions due the holders of any class of capital stock or series of preferred stock that ranks senior to the Series B Preferred Stock, the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of our assets or surplus funds to the holders of our Common Stock or any class of capital stock or series of preferred stock that does not rank senior to or on parity with the Series B Preferred Stock, an amount per share (as adjusted for any combinations, consolidations, stock distributions or stock dividends with respect to the Series B Preferred Stock) equal to up to $1,000.

During the year ended December 31, 2004, Enzon converted an aggregate 20,055 shares of Series B Convertible Preferred Stock into an aggregate 880,085 shares of our Common Stock. As of December 31, 2004 there were 19,945 shares of Series B Convertible Preferred Stock outstanding.

Issuance of Common Stock In March 2004, we entered into an underwriting agreement with Lehman Brothers Inc. pursuant to which we sold 9.5 million shares of our Common Stock at a price of $20.71 per common share for proceeds of approximately $196.4 million, net of issuance costs.

Employee Stock Purchase Plan In February 1994, our Board of Directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, 300,000 shares of Common Stock have been reserved for purchase by our employees pursuant to section 423(b) of the Internal Revenue Code of 1986. In May 2002, we amended and restated the Purchase Plan to increase the number of shares of Common Stock authorized for issuance under the Purchase Plan from a total of 300,000 shares to a total of 800,000 shares. Our stockholders approved this amendment in June 2002. As of December 31, 2004, 265,492 shares of Common Stock have been issued under the Purchase Plan.

The terms of the Employee Stock Purchase Plan provide eligible employees with the opportunity to acquire an ownership interest in Nektar through participation in a program of periodic payroll deductions for the purchase of our Common Stock. Employees must make an election to enroll or re-enroll in the plan on a semi-annual basis. Stock is purchased at 85% of the lower of the closing price on the first day of the enrollment period or the last day of the enrollment period.

STOCK OPTION PLANS

The following table summarizes information, as of December 31, 2004, with respect to shares of our Common Stock that may be issued under our existing equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)[1]	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,759,466	$16.70	2,124,235[2]
Equity compensation plans not approved by security holders	8,806,833	$18.64	2,354,449
Total	13,566,299	$17.96	4,478,684

(1) Does not include options to purchase 39,105 shares assumed in connection with the acquisition of Bradford Particle Design Ltd. (with a weighted-average exercise price of $7.74 per share) and options to purchase 163,999 shares we assumed in connection with the acquisition of Shearwater Corporation (with a weighted-average exercise price of $0.03 per share).

(2) Includes 534,508 shares of Common Stock available for future issuance under our Employee Stock Purchase Plan as of December 31, 2004. Eligible participants purchased an aggregate amount of 125,617 shares and 139,875 shares under the Employee Stock Purchase Plan in fiscal year 2004 and 2003, respectively.

2000 Equity Incentive Plan Our 1994 Equity Incentive Plan was adopted by the Board of Directors on February 10, 1994 and was amended and restated in its entirety and renamed the "2000 Equity Incentive Plan" on April 19, 2000. The purpose of the 2000 Equity Incentive Plan is to attract and retain qualified personnel, to provide additional incentives to our employees, officers, consultants and employee directors and to promote the success of our business. Pursuant to the 2000 Equity Incentive Plan, we may grant or issue incentive stock options to employees and officers and non-qualified stock options, rights to acquire restricted stock and stock bonuses to consultants, employees, officers and employee directors. Options granted to non-employees are recorded at fair value based on the fair value measurement criteria of FAS 123.

The maximum term of a stock option under the 2000 Equity Incentive Plan is ten years, but if the optionee at the time of grant has voting power of more than 10% of our outstanding capital stock, the maximum term of an incentive stock option is five years. The exercise price of incentive stock options granted under the 2000 Equity Incentive Plan must be at least equal to 100% (or 110% with respect to holders of more than 10% of the voting power of our outstanding capital stock) of the fair market value of the stock subject to the option on the date of the grant. The exercise price of non-qualified stock options, and the purchase price of rights to acquire restricted stock, granted under the 2000 Equity Incentive Plan are determined by the Board of Directors.

The Board may amend the 2000 Equity Incentive Plan at any time, although certain amendments would require stockholder approval. The 2000 Equity Incentive Plan will terminate on February 9, 2010 unless earlier terminated by the Board. In 2004, we amended and restated the 2000 Equity Incentive Plan to increase the number of shares of Common Stock authorized for issuance under the Purchase Plan from a total of 10,350,000 shares to a total of 11,250,000 shares. Our stockholders approved this amendment on June 17, 2004.

Non-Employee Directors' Stock Option Plan On February 10, 1994, our Board of Directors adopted the Non-Employee Directors' Stock Option Plan under which options to purchase up to 400,000 shares of our Common Stock at the then fair market value may be granted to our non-employee directors. There are no remaining options available for grant under this plan as of December 31, 2004.

2000 Non-Officer Equity Incentive Plan Our 1998 Non-Officer Equity Incentive Plan was adopted by the Board of Directors on August 18, 1998 and was amended and restated in its entirety and renamed the "2000 Non-Officer Equity Incentive Plan" on June 6, 2000 (the "2000 Plan"). The purpose of the 2000 Plan is to attract and retain qualified personnel, to provide additional incentives to employees and consultants and to promote the success of our business. Pursuant to the 2000 plan, we may grant or issue non-qualified stock options, rights to acquire restricted stock and stock bonuses to employees and consultants who are neither Officers nor Directors of Nektar.

The maximum term of a stock option under the 2000 Plan is ten years. The exercise price of stock options, and the purchase price of restricted stock granted under the 2000 Plan are determined by the Board of Directors.

On January 25, 2002, we offered to certain employees (officers and directors were excluded) the ability to exchange certain options ("Eligible Options") to purchase shares of our Common Stock granted prior to July 24, 2001 with exercise prices greater than or equal to $25.00 per share for replacement options to purchase shares of our Common Stock to be granted under the 2000 Plan. We conducted the exchange with respect to the Eligible Options on a one-for-two (1:2) basis. If an employee accepted this offer with respect to any Eligible Option, such employee also was obligated to exchange all options to acquire our Common Stock granted to such employee on or after July 24, 2001 (the "Mandatory Exchange Options"). We conducted the exchange with respect to Mandatory Exchange Options on a one-for-one (1:1) basis. A total of 90 employees participated in the exchange offer, exchanging 1,217,500 Eligible Options and 78,170 Mandatory Exchange Options to purchase shares of our Common Stock. We issued Replacement Options to purchase 686,920 shares of Common Stock on August 26, 2002 at an exercise price equal to the closing price of our Common Stock as reported on the Nasdaq® National Market on the last market trading day prior to the date of grant ($7.31).

A summary of activity under the 2000 Equity Incentive Plan, the Non-Employee Directors' Stock Option Plan, and the 2000 Non-Officer Equity Incentive Plan is as follows (in thousands, except for per share information):

	Options Outstanding		Weighted-Average
	Number of Shares	Exercise Price Per Share	Exercise Price Per Share
Balance at January 1, 2002	14,672	$ 0.005-61.63	$20.96
Options granted	3,232	4.13-18.55	8.93
Options exercised	(198)	0.005-14.13	2.23
Options expired	(715)	0.03-61.63	26.84
Options canceled	(2,249)	0.01-61.63	27.03
Balance at December 31, 2002	14,742	0.005-61.63	17.20
Options granted	1,631	4.46-14.63	8.75
Options exercised	(362)	0.005-14.63	5.42
Options expired	(343)	0.11-46.06	18.21
Options canceled	(715)	4.31-57.03	16.04
Balance at December 31, 2003	14,953	0.005-61.63	16.57
Options granted	1,393	10.10-22.49	17.33
Options exercised	(1,817)	0.005-19.25	7.52
Options expired	(228)	5.06-56.38	31.46
Options canceled	(532)	0.005-56.38	16.33
Balance at December 31, 2004	**13,769**	**$0.005-61.63**	**$17.71**

At December 31, 2004, 2003, and 2002, options were exercisable to purchase 9.2 million, 9.2 million, and 7.5 million shares at weighted-average exercise prices of $18.49, $16.52, and $15.76 per share, respectively.

Weighted-average fair value of options granted during the years ended December 31, 2004, 2003 and 2002, was $10.45, $5.44, and $5.56, respectively. The following table provides information regarding our stock option plans as of December 31, 2004 (in thousands, except per share information):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (in years)	Number	Weighted-Average Exercise Price Per Share
$ 0.01- 0.01	104	$ 0.01	4.5	104	$ 0.01
0.01- 0.01	1	0.01	0.4	1	0.01
0.03- 0.03	164	0.03	6.4	164	0.03
3.13- 4.62	137	4.27	1.2	124	4.25
4.76- 7.13	1,088	5.76	6.7	514	5.77
7.15-10.68	2,196	8.18	6.5	1,151	8.25
10.93-16.28	4,017	13.88	5.5	3,111	14.02
16.40-23.96	2,489	20.65	6.7	1,330	21.56
25.00-37.47	3,034	29.21	5.5	2,295	29.28
37.63-56.38	538	43.20	5.3	414	42.87
60.88-61.63	1	61.25	5.2	1	61.25
$ 0.01-61.63	13,769	$17.71	5.9	9,209	$18.49

WARRANTS

In November 2000, we issued warrants to certain consultants to purchase an additional 6,000 shares of Common Stock. These warrants bear an exercise price of $45.88 per share and expire after six years.

In September 2000, we issued warrants to purchase 10,000 shares of Common Stock to the landlord of one of our facilities in connection with the signing of a capital lease on that facility. These warrants bear an exercise price of $45.88 per share and expire after six years. These warrants were accounted for as equity in accordance with EITF 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.*

The warrants issued in 2000 were valued using a Black-Scholes option valuation model with the following weighted-average assumptions: a risk-free interest rate of 6.4%; a dividend yield of 0.0%; a volatility factor of 0.688; and a weighted-average expected life of ten years.

In November 1996, we issued warrants to purchase a total of 40,000 shares of Common Stock in connection with a tenant improvement loan for one of our facilities. These warrants bear an exercise price of $6.56 per share and expire after ten years. These warrants were accounted for as equity in accordance with EITF 96-18. These warrants allow for net share settlement at the option of the warrant holder. In November 2004, one of the warrants representing 20,000 shares of Common Stock was exercised in the form of a net share settlement for 11,775 shares of Common Stock.

The warrants issued in 1996 were valued using a Black-Scholes option valuation model with the following weighted-average assumptions: a risk free interest rate of 6.4%; a dividend yield of 0.0%; a volatility factor of .620; and a weighted-average expected life of ten years.

We recognized approximately $0.1 million of expense related to warrants for the year ended December 31, 2004.

At December 31, 2004, we had warrants outstanding to purchase a total of 36,000 shares of our Common Stock. No warrants were issued during the years ended December 31, 2004 and 2003.

STOCK ISSUED TO NON-EMPLOYEES

Options granted to consultants are recorded according the fair value method over the vesting period. For the year ended December 31, 2004, 2003, and 2002, we have recorded compensation costs of $0.7 million, $0.2 million, and $1.3 million, respectively.

These options were valued using a Black-Scholes option valuation model with the following weighted-average assumptions:

Years Ended December 31,	**2004**	2003	2002
Risk-free interest rate	**1.1%-4.7%**	3.2%-4.6%	3.5%-5.5%
Dividend yield	**0.0%**	0.0%	0.0%
Volatility factor	**0.707**	0.688	0.772
Weighted-average expected life	**4.2 years**	8.4 years	8.3 years

DEFERRED COMPENSATION

During the three-month period ended March 31, 2004, we issued restricted stock unit awards totaling 206,666 shares of our Common Stock to certain officers. The restricted stock unit awards are settled by delivery of shares of our Common Stock on or shortly after the date the awards vest. The restricted stock unit awards become fully vested over a period of 34 months. In connection with these restricted stock unit awards, we recorded deferred compensation of $3.9 million, which represents the fair value of these shares using a risk-free interest rate of 3.0%, a volatility factor of 68%, and a weighted-average expected life of three years. We are ratably expensing the deferred compensation on a monthly basis over the vesting term of 34 months. For the year ended December 31, 2004, we recognized expense related to these restricted stock grants of approximately $1.2 million.

TIME ACCELERATED RESTRICTED STOCK AWARD PLAN ("TARSAP")

During the year ended December 31, 2004, we issued options for 111,000 shares of stock out of our 2000 Non-Officer Equity Incentive Plan to certain employees. The options have an exercise price equal to fair market value on the date of grant. These options become 100% vested upon the earlier of: 1) approval of Exubera® by the FDA or, 2) five years from the date of grant.

401(k) PLAN

We sponsor a 401(k) retirement plan whereby eligible employees may elect to contribute up to the lesser of 60% of their annual compensation or the statutorily prescribed annual limit allowable under Internal Revenue Service regulations. The 401(k) plan permits us to make matching contributions on behalf of all participants. Currently, we match the lesser of 75% of year to date participant contributions or 3% of eligible wages. The match vests ratably over the first three years of employment, such that after three years of employment, all matching is fully vested. The matching contribution is in the form of shares of our Common Stock.

We issued approximately 66,000 shares, 142,000 shares, and 121,000 shares of our Common Stock valued at approximately $1.2 million, $1.2 million, and $1.0 million in connection with the match in 2004, 2003, and 2002 respectively. During part of 2004, shares reserved for issuance related to matching contributions that had previously been approved by our Board of Directors became fully depleted. During this time, we purchased approximately 14,000 shares on the open market on behalf of employees for a total cost of $0.2 million. This amount was recorded as compensation expense. During the year ended December 31, 2004, our Board of Directors approved an additional 300,000 shares to be reserved for issuance related to matching contributions. A total of 271,263 shares were reserved for issuance related to matching contributions as of December 31, 2004.

RESERVED SHARES

At December 31, 2004, we have reserved shares of Common Stock for issuance as follows (in thousands):

Warrants to purchase Common Stock	36
Employee purchase plan	534
Convertible Preferred Stock	875
Convertible subordinated notes and debentures	3,831
Stock options	3,737
Shares reserved for retirement plans	271
Total	9,284

NOTE 11—INCOME TAXES

For financial reporting purposes, "Loss before provision for income taxes," includes the following components (in thousands):

Years Ended December 31,	**2004**	2003	2002
Domestic	**$ (95,999)**	$(58,983)	$ (99,884)
Foreign	**(6,050)**	(6,738)	(7,584)
Total	**$(102,049)**	$(65,721)	$(107,468)

As of December 31, 2004, we had a net operating loss carryforward for federal income tax purposes of approximately $417.4 million, which expires beginning in the year 2006. We had a California state net operating loss carryforward of approximately $126.6 million, which expires beginning in 2005. We had a foreign net operating loss carryforward of approximately $19.3 million, which has an unlimited carryforward period. We do not have any net operating losses for Alabama state tax purposes which would reduce the amount of tax to be paid to Alabama. However, the amount of the current Alabama state tax liability of $0.6 million, will be reduced by $0.4 million related to the exercise of employee stock options which was credited to equity.

Utilization of the federal and state net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

The benefit (provision) for income taxes consists of the following (in thousands):

Years Ended December 31,	2004	2003	2002
Current:			
Federal	$ —	$ —	$—
State	(665)	(169)	—
Foreign	—	—	—
Total current	(665)	(169)	—
Deferred:			
Federal	—	—	—
State	828	—	—
Foreign	—	—	—
Total deferred	828	—	—
Benefit/(provision) for income taxes	$ 163	$(169)	$—

Income tax expense benefit (provision) related to continuing operations differ from the amounts computed by applying the statutory income tax rate of 34% to pretax loss as follows (in thousands):

Years Ended December 31,	2004	2003	2002
U.S. federal benefit/(taxes)			
At statutory rate	$34,697	$ 22,345	$ 36,539
State taxes	163	(169)	—
Net operating losses not benefited	(33,000)	(20,674)	(34,039)
Investment impairment and non-deductible amortization	(1,532)	(1,434)	(2,209)
Other	(165)	(237)	(291)
Total	$ 163	$ (169)	$ —

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets for federal and state income taxes are as follows (in thousands):

December 31,	2004	2003
Deferred tax assets:		
Net operating loss carryforwards	$ 154,200	$ 125,300
Research and other credits	16,900	11,600
Capitalized research expenses	9,200	15,300
Deferred revenue	11,900	7,900
Depreciation	5,400	5,100
Other	22,700	16,600
Total deferred tax assets	220,300	181,800
Valuation allowance for deferred tax assets	(219,472)	(181,800)
Net deferred tax assets	$ 828	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of our lack of earnings history, the net deferred tax assets related to our non-Alabama operations have been fully offset by a valuation allowance. The valuation allowance increased by $37.7 million and $28.2 million during the years ended December 31, 2004 and 2003, respectively. The valuation allowance includes approximately $31.2 million of benefit related to employee stock option exercises which will be credited to additional paid-in capital when realized.

We have recorded a deferred tax asset related to our Alabama subsidiary of $0.8 million, and a reduction of our tax liability of $0.4 million related to employee stock option exercises which has been credited to additional paid-in capital.

We also have federal research credits of approximately $10.9 million, which expire beginning in the year 2006 and state tax research credits of approximately $10.7 million which have no expiration date.

NOTE 12—STATEMENT OF CASH FLOWS DATA

Years Ended December 31,	**2004**	2003	2002
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION (IN THOUSANDS):			
Cash paid for interest	**$ 25,226**	$19,223	$17,439
Cash paid for income taxes	**$ 238**	$ —	$ —
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES (IN THOUSANDS):			
Net reduction in convertible subordinated notes due to exchange of 3.5% notes for 3% notes	**$ —**	$28,700	$ —
Conversion of debt into Common Stock	**$186,029**	$ —	$ —
Deferred compensation related to the issuance of stock options	**$ 3,902**	$ —	$ (135)
NON-CASH DISCLOSURE RELATED TO CONSOLIDATION OF SHEARWATER POLYMERS, LLC (IN THOUSANDS):			
Tangible assets, primarily property and equipment	**$ —**	$ 2,362	$ —
Capital lease obligation	**$ —**	$ 2,402	$ —

NOTE 13—RELATED PARTY TRANSACTIONS

Redemption of Interest in Inhale 201 Partnership In connection with a Contribution Agreement dated September 14, 2000 by and between Nektar and Bernardo Property Advisors, Inc., we had contributed certain property located at 201 Industrial Road, San Carlos, CA to the Partnership in exchange for a limited partnership interest in the Partnership. In addition, we entered into a Build-to-Suit Lease with the Partnership (the "Lease") with respect to the property contributed to the Partnership and the building subsequently built on such property, now occupied by us as its headquarters (the "Building").

Effective June 23, 2004, Nektar, SciMed Prop III, Inc. (the "General Partner"), Bernardo Property Advisors, Inc., and Inhale 201 Industrial Road Partnership (the "Partnership") entered into a Redemption Agreement (the "Redemption Agreement") with respect to our limited partnership interest in the Partnership. The Redemption Agreement provides for the redemption of our limited partnership interest in the Partnership in exchange for a cash payment of $19.5 million from Bernardo Property Advisors, Inc. to Nektar, the repayment from Bernardo Property Advisors, Inc., to Nektar of a $3.0 million outstanding loan from Nektar to the Partnership, and a modification of the Lease. The redemption contemplated by the Redemption Agreement and related transactions were subject to certain closing conditions which were met on August 18, 2004, resulting in the dissolution of the Partnership on that date. As of September 30, 2004, we are no longer consolidating the Partnership as part of our consolidated financial statements.

Pursuant to the Redemption Agreement, Nektar and Bernardo Property Advisors, Inc. entered into an Amended and Restated Build-to-Suit Lease (the "Amended Lease"). The Amended Lease provides for, among other things, a decrease in the term of our obligations with respect to a portion of the Building not currently occupied by Nektar from 12 years to 3 years and the elimination of our rights to occupy certain other space in the Building.

In accordance with FAS 98, *Accounting for Leases,* we recorded a capital lease asset and obligation equal to the fair market value of the leased asset of $25.5 million. We also recorded a deferred gain on the sale-leaseback transaction of $12.7 million. In accordance with FAS 66, *Accounting for Sales of Real Estate,* this deferred gain was recorded as a liability and is being amortized over the term of the lease as a reduction to depreciation expense. During the year ended December 31, 2004, we amortized $0.5 million of this gain.

Purchase of Nektar AL Facility On September 30, 2004, we purchased our Church Street facility in Alabama from Shearwater Polymers, LLC ("the LLC") for $2.9 million. The land and building were recorded as fixed assets at their fair market value as of the purchase date of $0.7 million and $2.2 million, respectively.

Prior to this purchase, Nektar AL paid $0.2 million, $0.3 million, and $0.3 million in 2004, 2003, and 2002, respectively, as rent to the LLC. The LLC was 4% owned by Nektar AL with the remaining 96% owned by Dr. J. Milton Harris. Dr. Harris is an employee of Nektar AL and prior to March 4, 2004, he was one of our executive officers. Both Nektar AL and Dr. Harris had jointly guaranteed a bank loan on the Nektar AL facility, and the lease income from Nektar AL was the sole source of revenue for the LLC. We had fully consolidated this entity in our consolidated financial statements since December 31, 2003, in accordance with FIN 46R, *Consolidation of Variable Interest Entities.* On September 30, 2004, the LLC paid the principal balance owed on the bank loan of $1.7 million, and we were relieved of the guarantee. As of September 30, 2004, the LLC was dissolved and we are no longer consolidating the LLC as part of our consolidated financial statements. As of December 31, 2003, the net book value of the building securing the guarantee was $2.4 million and our maximum exposure to loss with respect to Shearwater Polymers, LLC, was the outstanding capital lease obligation of $1.8 million.

Other In 2004, 2003, and 2002, we paid $0.2 million, $0.5 million, and $0.7 million, respectively, for legal services rendered by Alston & Bird LLP of which Paul F. Pedigo, Esq. is a Partner. Mr. Pedigo is a relative by marriage of J. Milton Harris. Prior to March 4, 2004, Dr. Harris was one of our executive officers.

NOTE 14—SUBSEQUENT EVENTS

Effective January 11, 2005, BMR-201 Industrial Road LLC (landlord) and us, entered into an agreement to terminate our lease obligation for a portion of the building located at 201 Industrial Road, San Carlos. However, we will still be obligated to make certain reduced payments through August 2007 related to our prior lease for this portion of the building.

In February 2005, we amended our agreement with Alliance Pharmaceuticals with regard to the PulmoSphere® particle and particle processing technology, by agreeing to pay Alliance approximately $1.8 million in exchange for certain raw material used in our production process and the termination of all of our future royalty and payment obligations to Alliance.

NOTE 15—SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Certain amounts reported in our Quarterly Reports on Form 10-Q during the years 2004 and 2003 have been restated to correct for certain misapplications of our accounting policies under U.S. GAAP.

Specifically, we have reclassified approximately $2.9 million, $2.8 million, and $2.7 million for the three month periods ended September 30, 2004, June 30, 2004, and March 31, 2004, respectively, from research and development expenses to general and administrative expenses. For the three month periods ended December 31, 2003, September 30, 2003, June 30, 2003, and March 31, 2003, the reclassification adjustment was approximately $2.3 million, $2.4 million, $2.4 million, and $2.3 million, respectively. This reclassification included legal expenses related to our intellectual property portfolio and a portion of finance, information systems, and human resource expenses that were not clearly related to research and development and are required to be classified outside of research and development expenses under Statement of Financial Accounting Standards No. 2, *Accounting for Research and Development Costs.*

In addition, we reclassified approximately $0.2 million, $0.2 million, and $0.3 million for the three month periods ended September 30, 2004, June 30, 2004, and March 31, 2004, respectively, from general and administrative expenses to interest expense. For the three month periods ended December 31, 2003, September 30, 2003, June 30, 2003, and March 31, 2003, the reclassification adjustment was approximately $0.4 million, $0.4 million, $0.3 million, and $0.3 million, respectively. This reclassification was made to record the amortization of debt issuance costs to interest expense as required under Accounting Principles Board No. 21, *Interest on Receivables and Payables* and EITF 86-15, *Increasing-Rate Debt.*

These reclassifications did not result in any change to our cash position, revenue, or net loss for any quarterly period during the years ended December 31, 2004 or 2003.

We have experienced fluctuations in our quarterly results. Our results have included costs associated with acquisitions of various technologies, increases in research and development expenditures, and expansion of late stage clinical and early stage commercial manufacturing facilities. We expect these fluctuations to continue in the future. Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results will not be meaningful, and you should not rely on our results for one quarter as any indication of our future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of our critical accounting policies.

The following table sets forth certain unaudited quarterly financial data, as adjusted to correct for the misapplications of our accounting policies under U.S. GAAP discussed above, for each of the eight quarters ended December 31, 2004. In our opinion, the unaudited information set forth below has been prepared on the same basis as the audited information and includes all adjustments necessary to present fairly the information set forth herein. The operating results for any quarter are not indicative of results for any future period. All data is in thousands, except per share information.

	Fiscal Year 2004				Fiscal Year 2003			
	Q1	**Q2**	**Q3**	**Q4**	Q1	Q2	Q3	Q4
Contract research revenue	**$ 21,509**	**$ 22,102**	**$ 23,556**	**$ 22,018**	$ 18,393	$ 21,210	$ 19,624	$ 19,735
Product sales	**$ 4,322**	**$ 6,425**	**$ 4,990**	**$ 9,348**	$ 7,135	$ 6,538	$ 7,733	$ 5,889
Gross margin on product sales	**$ 1,786**	**$ (308)**	**$ 513**	**$ 3,296**	$ 2,513	$ 2,830	$ 4,192	$ 3,082
Research and development expenses*	**$ 31,292**	**$ 33,650**	**$ 34,534**	**$ 34,047**	$ 29,824	$ 30,005	$ 29,342	$ 32,978
General and administrative expenses*	**$ 6,828**	**$ 8,072**	**$ 7,382**	**$ 8,685**	$ 7,177	$ 7,194	$ 7,193	$ 8,402
Operating loss*	**$(15,806)**	**$(20,909)**	**$(18,828)**	**$(18,399)**	$(17,222)	$(14,286)	$(13,701)	$(19,546)
Interest expense*	**$ 16,357**	**$ 2,987**	**$ 3,259**	**$ 3,144**	$ 4,470	$ 4,467	$ 5,213	$ 5,177
Net loss	**$(40,000)**	**$(22,164)**	**$(20,452)**	**$(19,270)**	$(19,949)	$(13,039)	$(17,206)	$(15,696)
Basic and fully diluted net loss per share	**$ (0.64)**	**$ (0.27)**	**$ (0.24)**	**$ (0.23)**	$ (0.36)	$ (0.23)	$ (0.31)	$ (0 .28)

* These amounts have been restated for all quarters of 2003 and for the first three quarters of 2004 as discussed above.

CORPORATE HEADQUARTERS

Nektar Therapeutics
150 Industrial Road
San Carlos, CA 94070-6256
Telephone (650) 631-3100
Facsimile (650) 631-3150

ANNUAL REPORT ON FORM 10-K

Copies of Nektar's Annual Report on Form 10-K, exclusive of exhibits, are available without charge upon written request to:

Investor Relations
Nektar Therapeutics
150 Industrial Road
San Carlos, CA 94070-6256

Or via email to investors@nektar.com

Online copies can also be obtained at www.nektar.com under "investor relations."

TRANSFER AGENT AND STOCKHOLDER SERVICES

Mellon Investor Services, LLC
235 Montgomery Street, 23rd floor
San Francisco, CA 94104-2902
(415) 743-1428

CORPORATE COUNSEL

Cooley Godward LLP
Palo Alto, CA

INDEPENDENT AUDITORS

Ernst & Young LLP
Palo Alto, CA

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00 a.m. Pacific Daylight Time on Thursday, June 2, 2005 at Nektar's corporate headquarters located at 150 Industrial Road, San Carlos, CA 94070-6256.

SECURITIES

Our Common Stock trades on the NASDAQ National Market under the symbol NKTR. The table below sets forth the high and low closing sales prices for our Common Stock (as reported on the NASDAQ National Market) during the periods indicated.

Year Ended December 31, 2003		
1st Quarter	$ 9.21	$ 4.46
2nd Quarter	$13.44	$ 6.35
3rd Quarter	$14.06	$ 6.87
4th Quarter	$14.94	$12.65

Year Ended December 31, 2004		
1st Quarter	$23.24	$14.30
2nd Quarter	$22.83	$16.33
3rd Quarter	$19.81	$ 9.69
4th Quarter	$20.46	$13.95

NEKTAR BOARD OF DIRECTORS

Robert B. Chess
Executive Chairman of the Board
Nektar Therapeutics

Ajit S. Gill
Director, President &
Chief Executive Officer
Nektar Therapeutics

John S. Patton, Ph.D.
Director, Founder &
Chief Scientific Officer
Nektar Therapeutics

Michael A. Brown
Director, Quantum Corporation
Former Chairman,
Quantum Corporation

Joseph J. Krivulka
Founder and President,
Triax Pharmaceuticals

Christopher A. Kuebler
Chairman,
Covance, Inc.

Irwin Lerner
Former Chairman,
F. Hoffmann-LaRoche, Inc.

Susan Wang
Former Chief Financial Officer,
Solectron

Roy A. Whitfield
Former Chairman and CEO,
Incyte Genomics, Inc.

The preceding discussion contains forward-looking statements that involve risks and uncertainties. Nektar's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in Part I of the Form 10-K filed with the Securities Exchange Commission for the fiscal year ended December 31, 2004 under the heading "Risk Factors."

NEKTAR MANAGEMENT TEAM


Robert B. Chess


Ajit S. Gill

Robert B. Chess
Executive Chairman of the Board

Ajit S. Gill
Director, President &
Chief Executive Officer


Ajay Bansal


Nevan Elam

Ajay Bansal
Vice President, Finance &
Administration, Chief Financial Officer

Nevan Elam
General Counsel & Secretary


Elizabeth Frisby


Robert J. Gerety

Elizabeth Frisby
Vice President, Human Resources

Robert J. Gerety, M.D., Ph.D.
Vice President,
Proprietary Products Group


J. Milton Harris


Hoyoung Huh

J. Milton Harris, Ph.D.
General Manager,
Nektar Molecule Engineering

Hoyoung Huh, M.D., Ph.D.
Senior Vice President,
Business Development & Marketing


David Johnston


Truc Le

David Johnston, Ph.D.
Senior Vice President,
Research & Development

Truc Le
Senior Vice President,
Operations & Corporate Quality


John S. Patton


Christopher J. Searcy

John S. Patton, Ph.D.
Director, Founder &
Chief Scientific Officer

Christopher J. Searcy, Pharm.D.
Vice President,
Corporate Development

NEKTAR [<LATIN NECTAR <GREEK NEKTAR]

NECTAR IS THE ESSENTIAL LIFE FORCE FOR THOUSANDS OF SPECIES.

NEKTAR PROVIDES ESSENTIAL INGREDIENTS TO TRANSFORM THERAPEUTICS.

Nektar Therapeutics
[illegible] Annual Report
www.nektar.com